EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

07024000

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN.311/2007

May 11, 2007

SEC MAIL PROCESSING RECEIVED
MAY 2 1 2007
WASH, D.C. 209 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

PROCESSED
JUN 0 4 2007
THOMSON FINANCIAL

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
May 11, 07

KASIKORNBANK PUBLIC COMPANY LIMITED

And Its Subsidiaries

Interim financial statements

and

Review Report of Certified Public Accountant

For the three-month period ended

31 March 2007

Review Report of Certified Public Accountant

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED.

I have reviewed the accompanying consolidated and Bank-only balance sheets as at 31 March 2007, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The consolidated and the Bank-only statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2006 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were reviewed by another auditor whose report dated 9 May 2006 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The Bank-only financial statements for the three-month period ended 31 March 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 3 to the financial statements. I have reviewed the adjustments made to the Bank-only financial statements. Based on my review, nothing has come to my attention to indicate that those adjustments are not appropriate and properly applied.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and the Bank-only financial statements for the year ended 31 December 2006 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 21 February 2007. The Bank-only financial statements for the year ended 31 December 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 3 to the financial statements. I have audited the adjustments that were applied to the presentation of 2006 Bank-only financial statements and in my opinion these adjustments are appropriate and have been properly applied. The consolidated and Bank-only balance sheets as at 31 December 2006, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
11 May 2007

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Consolidated		The Bank	
		Thousand Baht			
		31 March 2007 (Unaudited)	31 December 2006	31 March 2007 (Unaudited)	31 December 2006 (Restated)
ASSETS					
Cash		17,529,752	17,857,259	17,529,162	17,856,736
Interbank and money market items	13				
Domestic items					
Interest bearing		1,594,986	1,375,214	1,614,364	1,321,941
Non-interest bearing		3,344,482	1,734,958	3,388,744	1,825,247
Foreign items					
Interest bearing		76,827,447	79,098,887	76,827,447	79,098,887
Non-interest bearing		410,408	632,914	410,408	632,914
Total Interbank and Money Market Items - net		82,177,323	82,841,973	82,240,963	82,878,989
Securities purchased under resale agreements		11,700,000	22,200,000	11,700,000	22,200,000
Investments	5, 13				
Current investments - net		63,889,855	51,338,397	63,556,022	51,022,673
Long-term investments - net		45,510,211	50,165,759	44,847,553	49,298,641
Investments in subsidiaries and associated companies - net		541,155	482,468	9,740,599	9,740,599
Total Investments - net		109,941,221	101,986,624	118,144,174	110,061,913
Loans and accrued interest receivables	6, 7				
Loans		685,374,696	677,760,279	681,450,131	673,889,578
Accrued interest receivables		1,819,331	1,812,525	1,634,364	1,628,509
Total Loans and Accrued Interest Receivables		687,194,027	679,572,804	683,084,495	675,518,087
Less Allowance for doubtful accounts	8	(32,121,300)	(31,703,047)	(27,488,839)	(26,712,346)
Less Revaluation allowance for debt restructuring	9	(1,150,608)	(1,289,861)	(1,129,248)	(1,259,160)
Total Loans and Accrued Interest Receivables - net		653,922,119	646,579,896	654,466,408	647,546,581
Properties foreclosed - net		15,939,628	16,495,561	11,425,639	11,639,583
Customers' liability under acceptances		539,696	525,175	539,696	525,175
Premises and equipment - net		22,741,285	22,300,816	22,322,348	22,011,752
Intangible assets - net		5,851,881	5,310,658	4,382,297	3,963,506
Derivative revaluation		13,111,256	9,827,153	13,111,256	9,827,153
Other assets - net		8,473,126	9,583,632	6,885,440	8,359,090
Total Assets		941,927,287	935,508,747	942,747,383	936,870,478

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Thousand Baht			
		Consolidated		The Bank	
		31 March 2007 (Unaudited)	31 December 2006	31 March 2007 (Unaudited)	31 December 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits					
Deposits in baht		768,659,101	744,958,042	769,475,613	746,026,157
Deposits in foreign currencies		4,895,666	6,027,045	4,895,666	6,027,045
Total Deposits		773,554,767	750,985,087	774,371,279	752,053,202
Interbank and money market items					
Domestic items					
Interest bearing		12,191,345	14,860,644	12,566,127	15,254,911
Non-interest bearing		1,658,115	1,530,002	1,661,056	1,532,574
Foreign items					
Interest bearing		965,657	523,465	965,657	523,465
Non-interest bearing		107,328	694,380	107,328	694,380
Total Interbank and Money Market Items		14,922,445	17,608,491	15,300,168	18,005,330
Liabilities payable on demand		5,770,666	6,870,752	5,770,666	6,870,752
Borrowings					
Short-term borrowings		7,279,207	26,619,531	7,442,890	26,807,900
Long-term borrowings		19,025,119	19,173,953	19,025,119	19,173,953
Total Borrowings		26,304,326	45,793,484	26,468,009	45,981,853
Bank's liability under acceptances		539,696	525,175	539,696	525,175
Derivative revaluation		8,379,091	6,611,065	8,379,091	6,611,065
Other liabilities		18,610,190	18,876,374	17,947,651	18,405,079
Total Liabilities		848,081,181	847,270,428	848,776,560	848,452,456

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
	Notes	31 March 2007 (Unaudited)	31 December 2006	31 March 2007 (Unaudited)	31 December 2006 (Restated)
Shareholders' equity					
Share capital	11				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital					
2,386,608,125 ordinary shares, Baht 10 par value		23,866,081		23,866,081	
2,382,147,733 ordinary shares, Baht 10 par value			23,821,477		23,821,477
Premium on ordinary shares		17,984,570	17,903,743	17,984,570	17,903,743
Appraisal surplus on asset revaluation		9,848,462	9,883,085	9,848,462	9,883,084
Revaluation surplus (deficit) on investments	5	1,413,909	(156,538)	1,413,272	(159,690)
Retained earnings					
Appropriated					
Legal reserve		2,160,000	2,160,000	2,160,000	2,160,000
Unappropriated		38,573,043	34,626,533	38,698,438	34,809,408
		93,846,065	88,238,300	93,970,823	88,418,022
Minority interests		41	19	0	0
Total Shareholders' Equity		93,846,106	88,238,319	93,970,823	88,418,022
Total Liabilities and Shareholders' Equity		941,927,287	935,508,747	942,747,383	936,870,478
Off-balance sheet items - contingencies	14				
Aval to bills and guarantees of loans		777,674	639,151	777,674	639,151
Liability under unmatured import bills		4,985,545	5,162,801	4,985,545	5,162,801
Letters of credit		19,524,576	19,200,000	19,524,576	19,200,000
Other contingencies		1,171,297,998	1,125,293,704	1,171,094,058	1,125,098,631

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2007 AND 2006

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2007	2006	2007	2006 (Restated)
Interest and dividend income					
Loans		11,582,656	9,370,333	11,710,448	9,387,765
Interbank and money market items		1,054,527	893,558	1,059,609	892,288
Hire purchase and financial lease		214,525	58,393	-	-
Investments		1,259,612	1,001,332	1,399,441	1,000,060
Total Interest and Dividend Income		14,111,320	11,323,616	14,169,498	11,280,113
Interest expense					
Deposits		4,803,403	2,424,457	4,814,246	2,424,646
Interbank and money market items		62,313	100,174	67,225	103,774
Short-term borrowings		165,882	104,892	171,205	104,892
Long-term borrowings		256,287	272,123	256,287	272,123
Total Interest Expense		5,287,885	2,901,646	5,308,963	2,905,435
Net income from interest and dividends		8,823,435	8,421,970	8,860,535	8,374,678
Bad debt and doubtful accounts		928,905	490,673	956,869	660,181
Loss on debt restructuring		76,621	559,751	68,177	449,863
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		7,817,909	7,371,546	7,835,489	7,264,634
Non-interest income					
Gain on investments		400,396	103,824	390,835	87,626
Share of profit from investments on equity method	5	36,928	20,876	-	-
Fees and service income					
Acceptances, aval and guarantees		202,635	188,260	202,635	188,260
Others		2,682,604	2,196,555	2,428,565	1,933,279
Gain on exchanges		609,791	289,100	609,791	289,100
Other income		274,345	305,828	181,349	236,033
Total Non-interest Income		4,206,699	3,104,443	3,813,195	2,734,298
Non-interest expenses					
Personnel expenses		2,114,704	1,905,724	1,963,860	1,765,199
Premises and equipment expenses		1,429,138	1,181,570	1,385,245	1,145,646
Taxes and duties		594,904	496,089	581,733	480,904
Fees and service expenses		637,716	583,381	611,720	544,150
Directors' remuneration		13,872	13,539	12,372	11,999
Contributions to Financial Institutions Development Fund		754,922	695,268	754,922	695,268
Other expenses		951,912	589,545	866,765	522,434
Total Non-interest Expenses		6,497,168	5,465,116	6,176,617	5,165,600
Income before income tax		5,527,440	5,010,873	5,472,067	4,833,332
Income tax expense		1,650,645	1,397,206	1,617,659	1,356,872
Net income before minority interests		3,876,795	3,613,667	3,854,408	3,476,460
Loss of minority interests		-	1,440	-	-
Net income		3,876,795	3,615,107	3,854,408	3,476,460
Basic earnings per share (Baht)	11	1.62	1.52	1.62	1.46
Weighted average number of ordinary shares (shares)	11	2,386,112,526	2,380,310,822	2,386,112,526	2,380,310,822

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2007 AND 2006

(Unaudited)

Thousand Baht

Consolidated

	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings Appropriated Legal Reserve	Retained Earnings Unappropriated	Minority Interests	Total
Beginning balance as of 31 December 2005		23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,644	1,509	78,115,601
Appraisal surplus on asset revaluation		-	-	(35,754)	-	-	35,754	-	-
Revaluation surplus on investments		-	-	-	14,499	-	-	-	14,499
Net gain (loss) not recognised in the statement of income		-	-	(35,754)	14,499	-	35,754	-	14,499
Ordinary shares		78,943	-	-	-	-	-	-	78,943
Premium on ordinary shares		-	149,405	-	-	-	-	-	149,405
Net income (loss)		-	-	-	-	-	3,615,107	(1,440)	3,613,667
Ending balance as of 31 March 2006		23,811,880	17,886,597	9,988,632	(514,568)	1,470,000	29,329,505	69	81,972,115
Beginning balance as of 31 December 2006		23,821,477	17,903,743	9,883,084	(156,538)	2,160,000	34,626,533	19	88,238,318
Appraisal surplus on asset revaluation		-	-	(34,622)	-	-	34,622	-	-
Other		-	-	-	-	-	35,093	-	35,093
Revaluation surplus on investments		-	-	-	1,570,447	-	-	-	1,570,447
Net gain (loss) not recognised in the statement of income		-	-	(34,622)	1,570,447	-	69,715	-	1,605,540
Ordinary shares		44,604	-	-	-	-	-	-	44,604
Premium on ordinary shares		-	80,827	-	-	-	-	-	80,827
Net income		-	-	-	-	-	3,876,795	-	3,876,795
Other		-	-	-	-	-	-	22	22
Ending balance as of 31 March 2007		23,866,081	17,984,570	9,848,462	1,413,909	2,160,000	38,573,043	41	93,846,106

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2007 AND 2006

(Unaudited)

	Notes	Thousand Baht						
		The Bank						
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings		Total
						Appropriated Legal Reserve	Unappropriated	
Beginning balance as of 31 December 2005		23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,644	78,114,092
Change in accounting policy	3	-	-	-	(126)	-	105,680	105,554
Beginning balance as of 31 December 2005, restated		23,732,937	17,737,192	10,024,386	(529,193)	1,470,000	25,784,324	78,219,646
Appraisal surplus on asset revaluation		-	-	(35,754)	-	-	35,754	-
Revaluation surplus on investments		-	-	-	13,869	-	-	13,869
Net gain (loss) not recognised in the statement of income		-	-	(35,754)	13,869	-	35,754	13,869
Ordinary shares		78,943	-	-	-	-	-	78,943
Premium on ordinary shares		-	149,405	-	-	-	-	149,405
Net income		-	-	-	-	-	3,476,461	3,476,461
Ending balance as of 31 March 2006, restated		23,811,880	17,886,597	9,988,632	(515,324)	1,470,000	29,296,539	81,938,324
Beginning balance as of 31 December 2006		23,821,477	17,903,743	9,883,084	(156,538)	2,160,000	34,626,533	88,238,299
Change in accounting policy	3	-	-	-	(3,152)	-	182,875	179,723
Beginning balance as of 31 December 2006, restated		23,821,477	17,903,743	9,883,084	(159,690)	2,160,000	34,809,408	88,418,022
Appraisal surplus on asset revaluation		-	-	(34,622)	-	-	34,622	-
Revaluation surplus on investments		-	-	-	1,572,962	-	-	1,572,962
Net gain (loss) not recognised in the statement of income		-	-	(34,622)	1,572,962	-	34,622	1,572,962
Ordinary shares		44,604	-	-	-	-	-	44,604
Premium on ordinary shares		-	80,827	-	-	-	-	80,827
Net income		-	-	-	-	-	3,854,408	3,854,408
Ending balance as of 31 March 2007		23,866,081	17,984,570	9,848,462	1,413,272	2,160,000	38,698,438	93,970,823

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2007 AND 2006

(Unaudited)

	Thousand Baht			
	Consolidated		The Bank	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	3,876,795	3,615,107	3,854,408	3,476,460
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	465,332	389,747	439,352	365,054
Bad debt and doubtful accounts	928,905	490,673	956,869	660,181
Loss on debt restructuring	76,621	559,751	68,177	449,863
Interest income from amortization of revaluation allowance for debt restructuring	(43,266)	(38,714)	(32,088)	(18,669)
Gain on foreign exchange translation of long-term loans	(203,621)	(445,019)	(203,621)	(445,019)
(Gain) loss on revaluation of investments	(74,098)	85,571	(74,098)	85,571
Reversal of loss on impairment of investments in securities	(256)	(258,397)	(256)	(258,397)
Amortization of goodwill	35,902	35,896	-	-
(Gain) loss on disposal of securities for investment	(196,953)	149,256	(190,050)	161,201
Premium amortization on debt instruments	7,528	46,410	10,462	49,416
Loss (reversal) on impairment of investments in receivables	86,644	(1,949)	81,910	(1,949)
Loss on impairment of foreclosed properties	116,282	92,290	94,282	88,290
Reversal of loss on impairment of other assets	(349)	(18,539)	-	(15,644)
Gain on disposal of premises and equipment	(8,879)	(4,046)	(2,279)	(3,615)
Loss (gain) on transfer of financial assets	5,930	(4,193)	-	-
Share of profit from investments on equity method	(36,928)	(20,876)	-	-
Dividend income from associated companies	5,100	4,200	-	-
Amortization of discount on debentures	888	980	888	980
Increase in accrued interest receivables	(6,806)	(116,195)	(5,855)	(164,284)
Increase in other accrued income	(47,844)	(207,438)	(53,670)	(197,783)
Increase in accrued interest payables	661,680	1,076,337	651,408	1,080,786
Increase in other accrued expenses	2,547,316	1,164,069	1,308,462	1,238,430
Increase (decrease) in other reserves	166,560	(25,048)	166,559	(25,048)
Loss of minority interests	-	(1,440)	-	-
Net income from operations before changes in operating assets and liabilities	8,362,483	6,568,433	7,070,860	6,525,824
(Increase) decrease in operating assets				
Interbank and money market items (assets)	664,649	(52,487,568)	639,626	(52,699,212)
Securities purchased under resale agreements	10,500,000	(1,300,000)	10,500,000	(1,300,000)
Investment for trading	(12,725,732)	(2,233,810)	(12,725,733)	(2,233,810)
Loans	(8,939,513)	6,048,033	(8,426,033)	6,278,599
Properties foreclosed	1,164,725	969,894	712,167	845,816
Other assets	(2,286,458)	(8,409,821)	(1,756,782)	(8,379,968)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2007 AND 2006

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
		2007	2006	2007	2006
Increase (decrease) in operating liabilities					
Deposits		22,569,680	36,299,443	22,318,077	35,851,809
Interbank and money market items (liabilities)		(2,686,046)	(306,663)	(2,705,162)	352,303
Liabilities payable on demand		(1,100,086)	1,091,470	(1,100,086)	1,091,470
Short-term borrowing		(19,340,324)	8,700,400	(19,365,010)	8,700,400
Other liabilities		(1,533,936)	2,949,457	(476,011)	2,888,064
Net Cash Used in Operating Activities		(5,350,558)	(2,110,732)	(5,314,087)	(2,078,705)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		19,138,829	8,413,356	19,126,959	8,413,356
Proceeds from redemption of held to maturity debt instruments		1,304,049	9,932,868	1,139,049	9,407,868
Proceeds from disposal of general investments		47,701	109,963	46,003	131,998
Purchase of available for sale investments		(13,428,905)	(16,153,650)	(13,423,905)	(16,153,650)
Proceeds from collection of investments in receivables		10,890	53,087	-	21,944
Purchase of held to maturity debt instruments		(582,635)	(684,665)	(582,635)	(194,171)
Purchase of general investments		-	(17,382)	-	(17,382)
Purchase of investments in subsidiaries		-	(4,000)	-	(4,000)
Proceeds from collection of investments in receivables		-	-	7,995	-
Proceeds from disposal of premises and equipment		9,083	7,151	2,281	3,618
Purchase of premises and equipment		(750,368)	(325,042)	(604,928)	(313,524)
Purchase of intangible assets		(904,922)	(259,345)	(903,635)	(255,763)
Net Cash Provided by Investing Activities		4,843,722	1,072,341	4,807,184	1,040,294
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in short-term borrowing		53,898	-	53,898	-
Increase in share capital		44,604	78,943	44,604	78,943
Increase in premium on share capital		80,827	149,405	80,827	149,405
Net Cash Provided by Financing Activities		179,329	228,348	179,329	228,348
Net decrease in cash and cash equivalents		(327,507)	(810,043)	(327,574)	(810,063)
Cash and cash equivalents at beginning of the period	4	17,857,259	14,912,704	17,856,736	14,912,319
Cash and cash equivalents at end of the period	4	17,529,752	14,102,661	17,529,162	14,102,256
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION					
Cash paid during the period					
Interest expense		4,626,205	1,825,310	4,657,555	1,824,649
Income tax		75,961	65,189	63,392	52,884

The accompanying notes are an integral part of these financial statements.

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 31 March 2007 and 31 December 2006, the Bank had a total staff of 11,327 and 11,219 persons, respectively.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding		
		Directly and Indirectly	
	31 March 2007	31 December 2006	31 March 2006
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")	100.00	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99	99.98
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00	100.00

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 9 Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the format for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No. 41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2006. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2006.

The interim financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

3.2 Change in accounting policy

The following change of accounting policy by the Bank has no effect on the consolidated financial statements of the Bank.

Until 31 December 2006, the Bank accounted for its investments in subsidiaries and associates in the Bank-only financial statements using the equity method.

On 11 October 2006, the Federation of Accounting Professions (FAP) announced that the Thai Accounting Standard No. 44 (TAS No. 44) "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" is to be revised. FAP announcement No. 26/2006 requires a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used.

Starting from 1 January 2007, the Bank has, accordingly, changed its accounting policy for its investments in subsidiaries and associates in the Bank-only financial statements from the equity method to the cost method. The change in accounting policy has been applied retrospectively and the Bank-only 2006 financial statements, which are included in the Bank-only 2007 interim financial statements for comparative purposes, have been restated accordingly.

The effects of the change in accounting policy on the Bank-only interim and annual 2006 financial statements are as follows:

	(Million Baht)	
	Increase (decrease)	
	2007	2006
Retained earnings as at 1 January	183	106
Revaluation Surplus on Investments as at 1 January	(3)	(1)
Shareholders' equity / Total assets as at 1 January	**180**	**105**
Investment in shares of subsidiaries and associates as at 1 January	180	105
Dividend income from subsidiaries and associates for the three-month period ended 31 March		4
Share of profits from investments accounted for using the equity method, net, for the three-month period ended 31 March		(143)
Total assets / Shareholders' equity as at 31 March		**(34)**
Net income for the three-month period ended 31 March		**(139)**
Earnings per share (Baht)		**(0.01)**

3.3 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

3.4 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank-only financial statements are accounted for using the cost method. (See change in accounting policy disclosure in note 3.2.)

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and

losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.5 Loans

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, with amended criteria in accordance with International Accounting Standards No. 39 (IAS 39) dated 7 December 2006, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans, classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Under the BoT's directive commercial banks are allowed to gradually raise the allowance for loans classified as sub-standard, doubtful and doubtful of loss by the end of 31 December 2007.

In the fourth quarter of 2006 the Bank raised the allowance for these loan classifications to fully comply with the new BoT's regulations.

Previously the calculation of allowances for sub-standard, doubtful and doubtful of loss was based on specific percentages assigned to each classification, as specified by the BoT, and the value of collateral used in the calculation relied on types of collateral and the date of the latest appraisal. Allowance for pass and special mention loans were made based on the outstanding debt before deduction of collateral value.

3.7 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the

future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.8 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.9 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- **Revalued assets**

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and or equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.10 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Bank-only financial statements are included in investments.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.11 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.12 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.13 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.14 Derivatives

Trading Derivatives Trading derivative are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivatives The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Day 1 profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable

3.15 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.17 Recognition of interest expense

Interest expense is recognized on an accrual basis.

3.18 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

3.19 Basic earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.20 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in shareholders' equity for the three – month periods ended 31 March 2007 and 2006 as follows:

(Million Baht)

	Consolidated and The Bank	
	2007	2006
Revaluation surplus on investments	1,570	14

For the three – month periods ended 31 March 2007 and 2006, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 35 million and Baht 36 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the three – month periods ended 31 March 2007 and 2006, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 304 million and Baht 70 million, respectively, on a consolidated basis, and Baht 268 million and Baht 9 million, respectively, for the Bank only.

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated 31 March 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	18,617	32	(7)	18,642
1.1.2 Private enterprise debt instruments	921	4	-	925
1.1.3 Marketable equity securities - domestic	240	17	-	257
Total	19,778	53	(7)	19,824
Add Allowance for revaluation	46			-
Total	19,824			19,824
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	24,351	1,239	(56)	25,534
1.2.2 Private enterprise debt instruments	400	-	(6)	394
1.2.3 Foreign debt instruments	14,499	5	(6)	14,498
1.2.4 Marketable equity securities - domestic	955	144	(664)	435
1.2.5 Others	20	1	-	21
Total	40,225	1,389	(732)	40,882
Add Allowance for revaluation	1,197			-
Less Allowance for impairment	(540)			-
Total	40,882			40,882
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,456	6	(1)	2,461
1.3.2 Private enterprise debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	700	1	-	701
Total	3,184	7	(1)	3,190
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	332	-	(332)	-
Less Allowance for impairment	(332)			-
Total	-			-
Total Current Investments - net	63,890			63,896

(Million Baht)

	Consolidated			
	31 March 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	19,521	175	(74)	19,622
2.1.2 Private enterprise debt instruments	485	9	(46)	448
2.1.3 Foreign debt instruments	11,044	10	(70)	10,984
2.1.4 Marketable equity securities - domestic	85	167	-	252
Total	31,135	361	(190)	31,306
Add Allowance for revaluation	217			-
Less Allowance for impairment	(46)			-
Total	31,306			31,306
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,952	69	(48)	7,973
2.2.2 Private enterprises debt instruments	1,489	22	(586)	925
2.2.3 Foreign debt instruments	2,276	-	-	2,276
Total	11,717	91	(634)	11,174
Less Allowance for impairment	(586)			-
Total	11,131			11,174
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,052	-	(256)	1,796
2.3.2 Non-marketable equity securities -overseas	437	-	(312)	125
2.3.3 Investments in receivables	1,584	-	(432)	1,152
Total	4,073	-	(1,000)	3,073
Less Allowance for impairment	(1,000)			-
Total	3,073			3,073
Total Long-term Investments - net	45,510			45,553

(Million Baht)

	Consolidated 31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	6,155	1	(32)	6,124
1.1.2 Private enterprise debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities - domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	23,685	125	(355)	23,455
1.2.2 Private enterprise debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
1.2.5 Others	20	-	-	20
Total	41,577	308	(1,031)	40,854
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,854			40,854
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,906	11	(6)	2,911
1.3.2 Foreign debt instruments	720	2	-	722
Total	3,626	13	(6)	3,633
Total Current Investments - net	51,339			51,346

(Million Baht)

	Consolidated 31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	20,783	56	(140)	20,699
2.1.2 Private enterprise debt instruments	1,072	16	(53)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities - domestic	85	177	-	262
Total	35,414	256	(276)	35,394
Add Allowance for revaluation	26			-
Less Allowance for impairment	(46)			-
Total	35,394			35,394
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,220	1	(111)	8,110
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	12,129	5	(698)	11,436
Less Allowance for impairment	(586)			-
Total	11,543			11,436
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,428	-	(589)	1,839
2.3.2 Non-marketable equity securities -overseas	438	-	(312)	126
2.3.3 Investments in receivables	1,614	-	(350)	1,264
Total	4,480	-	(1,251)	3,229
Less Allowance for impairment	(1,251)			-
Total	3,229			3,229
Total Long-term Investments - net	50,166			50,059

(Million Baht)

	The Bank 31 March 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	18,617	32	(7)	18,642
1.1.2 Private enterprises debt instruments	921	4	-	925
1.1.3 Marketable equity securities domestic	240	17	-	257
Total	19,778	53	(7)	19,824
Add Allowance for revaluation	46			-
Total	19,824			19,824
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	24,351	1,239	(56)	25,534
1.2.2 Private enterprises debt instruments	400	-	(6)	394
1.2.3 Foreign debt instruments	14,499	5	(6)	14,498
1.2.4 Marketable equity securities - domestic	955	144	(664)	435
Total	40,205	1,388	(732)	40,861
Add Allowance for revaluation	1,196			-
Less Allowance for impairment	(540)			-
Total	40,861			40,861
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,143	7	(2)	2,148
1.3.2 Private enterprises debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	700	1	-	701
Total	2,871	8	(2)	2,877
Total Current Investments - net	63,556			63,562

(Million Baht)

	The Bank			
	31 March 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	19,520	175	(74)	19,621
2.1.2 Private enterprises debt instruments	485	9	(46)	448
2.1.3 Foreign debt instruments	11,044	10	(70)	10,984
2.1.4 Marketable equity securities domestic	85	167	-	252
Total	31,134	361	(190)	31,305
Add Allowance for revaluation	217			-
Less Allowance for impairment	(46)			-
Total	31,305			31,305
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,952	69	(48)	7,973
2.2.2 Private enterprises debt instruments	1,489	22	(586)	925
2.2.3 Foreign debt instruments	2,276	-	-	2,276
Total	11,717	91	(634)	11,174
Less Allowance for impairment	(586)			-
Total	11,131			11,174
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,978	-	(232)	1,746
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	800	-	(261)	539
Total	3,216	-	(805)	2,411
Less Allowance for impairment	(805)			-
Total	2,411			2,411
Total Long-term Investments - net	44,847			44,890

(Million Baht)

	The Bank			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	6,155	1	(32)	6,124
1.1.2 Private enterprises debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	23,685	125	(355)	23,455
1.2.2 Private enterprises debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
Total	41,557	308	(1,031)	40,834
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,834			40,834
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,610	12	(6)	2,616
1.3.2 Foreign debt instruments	720	1	-	721
Total	3,330	13	(6)	3,337
Total Current Investments - net	51,023			51,030

(Million Baht)

	The Bank 31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	20,783	56	(140)	20,699
2.1.2 Private enterprises debt instruments	1,072	15	(52)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities domestic	85	175	-	260
Total	35,414	253	(275)	35,392
Add Allowance for revaluation	24			-
Less Allowance for impairment	(46)			-
Total	35,392			35,392
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,040	1	(111)	7,930
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	11,949	5	(698)	11,256
Less Allowance for impairment	(586)			-
Total	11,363			11,256
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	2,354	-	(565)	1,789
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	808	-	(179)	629
Total	3,600	-	(1,056)	2,544
Less Allowance for impairment	(1,056)			-
Total	2,544			2,544
Total Long-term Investments - net	49,299			49,192

As of 31 March 2007 and 31 December 2006, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 4,095 million and Baht 4,169 million, respectively.

Gain on investments presented in the statement of income for the three – month periods ended 31 March consisted of:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Gain on disposal of investments				
Held for trading investments	241	81	241	81
Available-for-sale investments	198	58	191	58
General investments	2	34	2	31
Investments in receivables	-	10	-	-
Total	441	183	434	170
Loss on disposal of investments				
Held for trading investments	(9)	(7)	(9)	(7)
Available-for-sale investments	(27)	(237)	(27)	(237)
General investments	-	(13)	-	(13)
Total	(36)	(257)	(36)	(257)
Gain (loss) on transfer of financial assets	3	4	-	-
Gain (loss) from revaluation	74	(86)	74	(86)
Gain (loss) on reversal on impairment				
Investments in securities	-	258	-	258
Investments in receivables	(82)	2	(82)	2
Total	(5)	178	(8)	174
Total Gain on Investments	400	104	390	87

Revaluation (deficit) surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
				(Restated)
Revaluation (deficit) surplus on investments				
Debt instruments	1,225	(389)	1,225	(389)
Equity securities	189	229	188	229
Share of revaluation surplus in subsidiaries and associated companies using the equity method	-	3	-	-
Total	1,414	(157)	1,413	(160)

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	31 March 2007				31 December 2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	4,965	19,556	19,350	43,871	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	401	485	-	886	410	1,072	-	1,482
1.3 Foreign debt instruments	14,499	5,440	5,604	25,543	16,443	4,376	9,098	29,917
Total	19,865	25,481	24,954	70,300	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	35	65	1,125	1,225	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	19,900	25,500	26,079	71,479	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	2,455	6,656	1,296	10,407	2,905	6,662	1,558	11,125
2.2 Private enterprise debt instruments	28	903	586	1,517	-	980	586	1,566
2.3 Foreign debt instruments	700	2,277	-	2,977	720	2,343	-	3,063
Total	3,183	9,836	1,882	14,901	3,625	9,985	2,144	15,754
Less Allowance for impairment	-	-	(586)	(586)	-	-	(585)	(585)
Total	3,183	9,836	1,296	14,315	3,625	9,985	1,559	15,169
Total Debt Instruments	23,083	35,336	27,375	85,794	22,998	39,128	28,475	90,601

(Million Baht)

	The Bank							
	31 March 2007				31 December 2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	4,965	19,556	19,350	43,871	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	401	485	-	886	410	1,072	-	1,482
1.3 Foreign debt instruments	14,499	5,440	5,604	25,543	16,443	4,376	9,098	29,917
Total	19,865	25,481	24,954	70,300	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	35	65	1,125	1,225	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	19,900	25,500	26,079	71,479	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	2,143	6,655	1,296	10,094	2,610	6,482	1,558	10,650
2.2 Private enterprise debt instruments	28	904	586	1,518	-	980	586	1,566
2.3 Foreign debt instruments	700	2,276	-	2,976	720	2,343	-	3,063
Total	2,871	9,835	1,882	14,588	3,330	9,805	2,144	15,279
Less Allowance for impairment	-	-	(586)	(586)	-	-	(585)	(585)
Total	2,871	9,835	1,296	14,002	3,330	9,805	1,559	14,694
Total Debt Instruments	22,771	35,335	27,375	85,481	22,703	38,948	28,475	90,126

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

Consolidated

31 March 2007

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	23	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,085	498	-	3	-	(1,582)
4. Investment in receivables with uncertainty in settlement or in default	1,603	-	-	1,174	-	-	(429)
Total	1,606	1,087	629	1,174	26	-	(2,146)

(Million Baht)

	Consolidated						
	31 December 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	1,734	-	-	1,395	-	-	(339)
Total	1,737	745	629	1,395	10	-	(1,714)

(Million Baht)

The Bank

31 March 2007

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	23	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,085	498	-	3	-	(1,582)
4. Investment in receivables with uncertainty in settlement or in default	797	-	-	539	-	-	(258)
Total	800	1,087	629	539	26	-	(1,975)

(Million Baht)

The Bank

31 December 2006

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	928	-	-	761	-	-	(167)
Total	931	745	629	761	10	-	(1,542)

For the three-month periods ended 31 March 2007 and 2006, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006 (Restated)
Net book value at 1 January	483	450	9,740	11,127
Share of profit (loss) from investments on equity method	37	21	-	-
Acquisitions	-	4	-	4
Dividend income	(5)	(4)	-	-
Reversal of allowance for impairment	-	3	-	-
Others	26	(2)	-	-
Net book value at 31 March	541	472	9,740	11,131
Net book value at 31 December		483		9,740

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
		% Shareholding									
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006 (Restated)	31 March 2007	31 March 2006
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	-	-	-	-	5,998	5,998	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	-	-	-	-	1,122	1,122	-	-
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	21	21	129	107	21	21	-	-
Progress Plus Co., Ltd.	Service	100.00%	100.00%	4	4	33	32	4	4	-	-
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	237	237	-	-
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	-	-	-	-	6	6	-	-
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	5	5	17	15	5	5	-	-
Progress Management Co., Ltd.	Service	100.00%	100.00%	6	6	24	24	6	6	-	-
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	900	900	-	-
Progress Software Co., Ltd.	Service	100.00%	100.00%	18	18	129	106	18	18	-	-
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	100.00%	100.00%	-	-	-	-	2,003	2,003	140	-

(Million Baht)

	Type of Business	% Shareholding Directly and indirectly		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		Dividend incon	
		31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006 (Restated)	31 March 2007	31 M 20
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.99%	-	-	-	-	1,312	1,312	-	-
Progress Storage Co., Ltd.	Service	100.00%	100.00%	3	3	17	15	3	3	-	-
Progress Services Support Co., Ltd.	Service	100.00%	100.00%	4	4	6	6	4	4	-	-
Progress Services Co., Ltd.	Service	100.00%	100.00%	2	2	22	19	2	2	-	-
Progress HR Co., Ltd.	Service	100.00%	100.00%	1	1	15	11	1	1	-	-
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	5	5	31	39	5	5	-	-
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	120	107	3	3	5	4
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	2	2	2	-	-
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	1	2	14	14	-	-
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	23	26	355	355	-	-
Total				444	444	569	511	12,022	12,022	145	4
Less Allowance for impairment				(370)	(370)	(28)	(28)	(2,282)	(2,282)	-	-
Investments in Subsidiaries and Associated Companies – Net				74	74	541	483	9,740	9,740	145	4

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Agricultural and mining	34	34	-	-
Manufacturing and commerce	20	20	20	20
Property development and construction	693	733	693	733
Infrastructure and services	276	277	271	272
Others	354	354	354	354
Total	1,377	1,418	1,338	1,379

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	31 March 2007 (Unaudited)	31 December 2006
ASSETS		
Cash and deposits at financial institution	30	50
Long-term investments	43	46
Investments in receivables	613	2,290
Loans, receivables and accrued interest receivables	4,588	3,194
Properties foreclosed	4,032	4,374
Equipment	1	2
Other assets	980	771
Total Assets	10,287	10,727
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	6,130	6,550
Other liabilities	84	90
Shareholders' Equity	4,073	4,087
Total Liabilities and Shareholders' Equity	10,287	10,727

Phethai Asset Management Company Limited

Condensed Statements of Income

For the Three-month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
Interest and dividend income	67	67
Interest expense	66	56
Net income from interest and dividend	1	11
(Reversal) bad debt and doubtful accounts	(10)	(65)
Loss on debt restructuring	8	110
Net income (expense) from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	3	(34)
Non-interest income	48	207
Non-interest expense	62	59
Net (loss) profit	(11)	114
Basic (loss) earnings per share (Baht)	(0.02)	0.19

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	(11)	114
Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on transfer of investments	-	(1)
Income from account transferred	(6)	-
Gain on transfer of financial assets	-	(99)
Loss on impairment of investments in receivables	1	3
(Reversal) of bad debt and doubtful accounts	(11)	(65)
Loss on debt restructuring	8	110
Interest income from amortization of revaluation allowance for debt restructuring	(11)	(20)
Depreciation and amortization	1	2
Amortization of intangible assets	1	-
Loss on promissory notes discount	48	-
Loss on impairment of properties foreclosed	22	4
Gain on investment in securities	(7)	(1)
Reversal of loss on impairment of other assets	-	(3)
Income from sale discount	(1)	-
Increase (decrease) in accrued interest payables	(3)	5
Decrease in accrued expenses	(11)	(11)
Net profit from operations before changes in operating assets and liabilities	20	38
(Increase) decrease in operating assets		
Investments in receivables	11	4
Loans and receivables	152	333
Properties foreclosed	101	189
Other assets	102	87
Increase (decrease) in operating liabilities		
Other liabilities	7	(11)
Net Cash Provided by Operating Activities	393	640
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	7	1
Net Cash Provided by Investing Activities	7	1

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(420)	(695)
Net Cash Used in Financing Activities	(420)	(695)
Net decrease in cash and cash equivalents	(20)	(54)
Cash and cash equivalents at the beginning of the period	50	71
Cash and cash equivalents at the end of the period	30	17
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the period		
Interest expense	68	50
Income tax	2	2

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	31 March 2007	31 December 2006
	(Unaudited)	
ASSETS		
Cash and deposits at financial institutions	439	449
Other current assets	15	10
Properties foreclosed	481	481
Premises and equipment	3	3
Total Assets	938	943
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	5	14
Shareholders' equity	933	929
Total Liabilities and Shareholders' Equity	938	943

Progress Land and Buildings Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
Revenues	5	13
Expense	1	11
Net profit	4	2
Earnings per share (Baht)	0.31	0.19

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	31 March 2007 (Unaudited)	31 December 2006
ASSETS		
Current Assets		
Cash and deposits at financial institutions	136	253
Current portion of factoring receivables	2,394	2,904
Current portion of finance lease receivables	263	233
Current portion of hire purchase receivables	15	11
Other current assets	66	66
Non-Current Assets		
Factoring receivables	47	57
Finance lease receivables	787	820
Hire purchase receivable	3	4
Other assets	26	27
Total Assets	3,737	4,375
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	2,688	3,230
Current portion of long-term loan	125	215
Long term loan	500	520
Other liabilities	104	124
Shareholders' Equity	320	286
Total Liabilities and Shareholders' Equity	3,737	4,375

Kasikorn Factoring Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
Revenues	104	74
Expense	69	58
Net profit	35	16
Earnings per share (Baht)	21.68	9.76

Kasikorn Research Center Company Limited

Condensed Balance Sheets

	Million Baht	
	31 March 2007	31 December 2006
	(Unaudited)	
ASSETS		
Cash and cash equivalents	17	21
Other assets	8	7
Total Assets	25	28
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	6	8
Shareholders' Equity	19	20
Total Liabilities and Shareholders' Equity	25	28

Kasikorn Research Center Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
Revenues	15	14
Expense	16	13
Net (loss) profit	(1)	1
(Loss) earnings per share (Baht)	(9.14)	13.77

Kasikorn Leasing Company Limited

Condensed Balance Sheets

	Million Baht	
	31 March 2007	31 December 2006
	(Unaudited)	(Restated)
ASSETS		
Current assets		
Cash and deposits at financial institution	83	193
Current portion of hire purchase receivables	3,565	2,852
Current portion of finance lease receivables	158	131
Loans to sales representatives receivables	949	1,039
Other current assets	412	235
Non-current assets		
Hire purchase receivables	8,407	6,779
Finance lease receivables	522	467
Leasehold office improvement and equipment	25	22
Other non current assets	136	10
Total Assets	14,257	11,728
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	575	905
Current portion of long-term loan	4,133	3,241
Other current liabilities	279	94
Long term loan	8,486	6,697
Other non current liabilities	23	19
Shareholders' Equity	761	772
Total Liabilities and Shareholders' Equity	14,257	11,728

Kasikorn Leasing Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
		(Restated)
Revenues	239	79
Expense	250	138
Net loss	(11)	(59)
Loss per share (Baht)	(0.12)	(2.80)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

	Million Baht	
	31 March 2007	31 December 2006
	(Unaudited)	
ASSETS		
Cash and cash equivalents	377	249
Long-term deposit with financial institution	-	140
Investments in debt and equity securities	21	21
Receivables from Clearing House	15	16
Securities business receivables	441	298
Leasehold office improvement and equipment	91	90
Other assets	34	34
Total Assets	979	848
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term loans from financial institutions	75	75
Payable to Clearing Houses	167	60
Securities business payables	121	66
Other liabilities	25	52
Shareholders' Equity	591	595
Total Liabilities and Shareholders' Equity	979	848

Kasikorn Securities Public Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
Revenues	34	29
Expense	54	45
Net loss	(20)	(16)
Loss per share (Baht)	(0.34)	(0.27)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	31 March 2007	31 December 2006
	(Unaudited)	
ASSETS		
Cash and deposits at financial institution	573	369
Long–term deposits at financial institutions	-	99
Investments in debt and equity securities	320	482
Fee receivables	92	101
Premises and equipment	148	147
Deferred assets from business purchased	201	214
Other assets	24	27
Total Assets	1,358	1,439
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	158	189
Shareholders' Equity	1,200	1,250
Total Liabilities and Shareholders' Equity	1,358	1,439

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended 31 March 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
Revenues	260	277
Expense	183	196
Net profit	77	81
Earnings per share (Baht)	2.83	2.97

The summary of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements is as follows:

(Million Baht)

	Balance Sheets					
	31 March 2007 (Unaudited)			31 December 2006		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Progress Gunpai Co., Ltd.	236	116	120	246	138	108
Progress Plus Co., Ltd.	63	30	33	89	57	32
Progress Facilities Management Co., Ltd.	27	10	17	28	13	15
Progress Services Co., Ltd.	27	5	22	28	9	19
Progress Management Co., Ltd.	32	8	24	31	7	24
Progress Storage Co., Ltd.	19	2	17	19	4	15
Progress Appraisal Co., Ltd.	44	13	31	51	12	39
Progress Software Co., Ltd.	144	24	120	160	54	106
Progress HR Co., Ltd.	22	6	16	30	19	11
Progress Services Support Co., Ltd.	10	5	5	15	9	6
	624	219	405	697	322	375

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income For the Three-Month Periods Ended 31 March							
	2007 (Unaudited)				2006 (Unaudited)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Progress Gunpai Co., Ltd.	85	72	13	65.51	65	56	9	47.30
Progress Plus Co., Ltd.	61	60	1	5.23	37	37	-	1.26
Progress Facilities Management Co., Ltd.	19	17	2	33.61	18	17	1	25.73
Progress Services Co., Ltd.	42	39	3	159.74	40	37	3	153.81
Progress Management Co., Ltd.	14	13	1	10.10	12	10	2	35.35
Progress Storage Co., Ltd.	9	7	2	65.69	8	6	2	76.08
Progress Appraisal Co., Ltd.	44	52	(8)	(1,605.96)	31	32	(1)	(244.36)
Progress Software Co., Ltd.	63	48	15	145.58	44	38	6	57.69
Progress HR Co., Ltd.	99	95	4	443.20	55	53	2	157.50
Progress Services Support Co., Ltd.	23	23	-	16.00	11	11	-	11.92
	459	426	33		321	297	24	

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

	Consolidated			
	31 March 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	628,096	331,337	1	3,328*
Special Mention	8,972	2,542	2	51
Sub-Standard	9,180	4,231	100	4,231
Doubtful	9,929	3,664	100	3,664
Doubtful of Loss	30,568	14,869	100	14,869
Allowance established in excess of BoT regulations	-	-		5,978
Kasikorn Securities Public Co.,Ltd.	449	449		-
Total	687,194	357,092		32,121

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	Consolidated			
	31 December 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	623,684	314,275	1	3,157*
Special Mention	8,469	2,114	2	42
Sub-Standard	7,777	3,242	100	3,242
Doubtful	10,298	3,805	100	3,805
Doubtful of Loss	29,030	14,130	100	14,130
Allowance established in excess of BoT regulations	-	-		7,327
Kasikorn Securities Public Co.,Ltd.	315	-		-
Total	679,573	337,566		31,703

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	The Bank			
	31 March 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	633,366	350,032	1	3,500
Special Mention	7,946	2,358	2	47
Sub-Standard	9,134	4,221	100	4,221
Doubtful	9,895	3,650	100	3,650
Doubtful of Loss	22,743	11,284	100	11,284
Allowance established in excess of BoT regulations	-	-		4,787
Total	683,084	371,545		27,489

(Million Baht)

	The Bank			
	31 December 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	628,919	331,340	1	3,313
Special Mention	7,917	2,056	2	40
Sub-Standard	7,723	3,226	100	3,226
Doubtful	10,263	3,794	100	3,794
Doubtful of Loss	20,696	10,201	100	10,201
Allowance established in excess of BoT regulations	-	-		6,138
Total	675,518	350,617		26,712

Unearned interest are as follows:

(Million Baht)

	31 March 2007		31 December 2006	
	The Bank	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries
Unearned interest	391	2,042	408	1,721

Non-performing loans (NPL)

According to the BoT's directive dated 16 January 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

According to the Bank of Thailand's new regulations, dated 7 December 2006, commercial banks are required to report additional information on non-performing loans, which includes:

- NPL net refers to the non-performing loan value, net of total allowances for doubtful accounts.
- The ratio of total loans, net of allowances for doubtful accounts means the ratio of NPL net to total loans, net of total allowances for doubtful accounts.

Previously, commercial banks were required to report only information on non-performing loans (NPL gross) and the percentage of NPLs to total loans.

Non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	31 March 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	21,998	25,692
Total loans used for NPL net ratio calculation [(1)]	664,043	663,516[(2)]
Ratio of total loans	3.31	3.87

(Million Baht)

	31 December 2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	20,886	27,282
Total loans used for NPL net ratio calculation [(1)]	658,351	660,098[(2)]
Ratio of total loans	3.17	4.13

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	31 March 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	41,351	49,048
Total loans used for NPL gross ratio calculation [1]	683,396	686,872 [2]
Ratio of total loans	6.05	7.14

(Million Baht)

	31 December 2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	38,291	46,495
Total loans used for NPL gross ratio calculation [1]	675,756	679,312 [2]
Ratio of total loans	5.67	6.84

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 31 March 2007 and 31 December 2006 amounting to Baht 22,636 million and Baht 21,358 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	31 March 2007				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	51,502	8,726	232	89	60,549
Total loans used for ratio Calculation*	683,396	8,726	3,758	13,628	686,872**
Percentage of total loans	7.54	100.00	6.17	0.65	8.82

(Million Baht)

	31 December 2006				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	49,637	9,358	232	77	59,304
Total loans used for ratio Calculation*	675,756	9,358	4,277	11,279	679,312**
Percentage of total loans	7.35	100.00	5.42	0.68	8.73

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 31 March 2007 and 31 December 2006 amounting to Baht 22,636 million and Baht 21,358 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	31 March 2007			31 December 2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	44	22	20	69	27	15

(Million Baht)

	The Bank					
	31 March 2007			31 December 2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	44	22	20	69	27	15

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	31 March 2007			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,130
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,100
	Bills	At Call	Money Market Rate + Spread 1% at least	550
	Loans	1-2 Years	Fixed Rate	662
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	575
	Loans	1-5 Years	Fixed Rate	12,619

(Million Baht)

	31 December 2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,550
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,690
	Bills	At Call	Money Market Rate + Spread 1% at least	540
	Loans	1-2 Years	Fixed Rate	735
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	905
	Loans	1-5 Years	Fixed Rate	9,938

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 March 2007 and 31 December 2006 the Bank has set up an estimate for loss sharing amounting to Baht 722 million and Baht 694 million, respectively.

For the three - month period ended 31 March 2007, the Bank did not transfer any sub-quality to assets TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 31 March 2007 was Baht 14,557 million and the estimated total transfer price up to 31 March 2007 was Baht 10,123 million. As of 31 March 2007, the Bank received promissory notes from TAMC of Baht 10,123 million.

As at 31 March 2007, the Bank was informed that, loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

7 TROUBLED DEBT RESTRUCTURING

For the three-month periods ended 31 March 2007 and 2006, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2007		2006		2007		2006	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	182	973	536	2,972	111	803	431	1,509
Debt restructuring contracts that incurred no losses	3,742	3,511	3,158	5,007	3,727	3,490	3,096	4,676
Total	3,924	4,484	3,694	7,979	3,838	4,293	3,527	6,185

Losses on debt restructuring for the three-month periods ended 31 March 2007 and 2006 were as follows:

(Million Baht)

	Consolidated					
	31 March 2007					
		The Outstanding Debt		Transferred Assets		Loss on Debt
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Restructuring
Transfers of assets	25	86	-	Cash, land, premises and investments	66	20
Changes of repayment conditions	155	811	808	-	-	77
Debt restructuring in various forms	2	76	68	Cash, land, premises and investments	8	2
Total	182	973	876		74	99

(Million Baht)

Consolidated

31 March 2006

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	365	790	-	Cash, land, premises and investments	517	273
Changes of repayment conditions	156	2,054	2,028	-	-	115
Debt restructuring in various forms	15	128	95	Cash, land, premises and investments	13	51
Total	536	2,972	2,123		530	439

(Million Baht)

The Bank

31 March 2007

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	15	56	-	Cash, land, premises and investments	40	16
Changes of repayment conditions	94	671	670	-	-	72
Debt restructuring in various forms	2	76	68	Cash, land, premises and investments	8	2
Total	111	803	738		48	90

(Million Baht)

		The Bank				
		31 March 2006				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	341	599	-	Cash, land, premises and investments	394	205
Changes of repayment conditions	77	792	784	-	-	73
Debt restructuring in various forms	13	118	85	Cash, land, premises and investments	13	51
Total	431	1,509	869		407	329

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the three-month periods ended 31 March are as follows:

(Million Baht)

	Consolidated							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	115	725	714	685	111	775	733	630
5 to 10 years	21	91	91	77	22	608	591	577
Over 10 years	21	71	71	70	38	799	799	794
Total	157	887	876	832	171	2,182	2,123	2,001

(Million Baht)

	The Bank							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	74	645	637	617	65	526	502	426
5 to 10 years	16	69	69	56	13	359	342	332
Over 10 years	6	33	32	32	12	25	25	25
Total	96	747	738	705	90	910	869	783

The Bank and its subsidiaries recognized interest income from debt restructuring for the three-month periods ended 31 March as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	165	160	153	130

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	31 March 2007	31 December 2006
Debt restructuring contracts that incurred losses	146	107

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Debt restructuring contracts that incurred losses	832	4,858	705	2,981
Debt restructuring contracts that incurred no losses	2,784	11,585	2,773	11,516
Total	3,616	16,443	3,478	14,497

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Debt restructuring contracts that incurred losses	15,220	15,725	14,096	14,539
Debt restructuring contracts that incurred no losses	24,743	27,470	24,524	27,188
Total	39,963	43,195	38,620	41,727

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period were as follows:

(Million Baht)

Consolidated

31 March 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,157	42	3,242	3,805	14,130	7,327	31,703
Doubtful accounts (reversal)	171	9	989	(141)	1,207	(1,304)	931
Bad debts recovered	-	-	-	-	82	-	82
Bad debts written off	-	-	-	-	(615)	-	(615)
Others	-	-	-	-	65	(45)	20
Balance at end of the period	3,328	51	4,231	3,664	14,869	5,978	32,121

(Million Baht)

Consolidated

31 December 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in Receivables	-	-	-	-	89	-	89
Doubtful accounts (reversal)	(2,531)	(60)	3,037	1,186	3,159	(4,096)	695
Bad debts recovered	-	-	-	-	605	-	605
Bad debts written off	-	-	-	-	(7,295)	-	(7,295)
Others	-	-	-	-	2,842	-	2,842
Balance at end of the year	3,157	42	3,242	3,805	14,130	7,327	31,703

(Million Baht)

The Bank

31 March 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,313	40	3,226	3,794	10,201	6,138	26,712
Doubtful accounts (reversal)	187	7	995	(144)	1,265	(1,351)	959
Bad debt recovered	-	-	-	-	82	-	82
Bad debt written off	-	-	-	-	(387)	-	(387)
Others	-	-	-	-	123	-	123
Balance at end of the period	3,500	47	4,221	3,650	11,284	4,787	27,489

(Million Baht)

The Bank

31 December 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in Receivables	-	-	-	-	83	-	83
Doubtful accounts (reversal)	(2,415)	(57)	3,024	1,188	2,002	(2,646)	1,096
Bad debt recovered	-	-	-	-	605	-	605
Bad debt written off	-	-	-	-	(4,902)	-	(4,902)
Others	-	-	-	-	3,109	-	3,109
Balance at end of the year	3,313	40	3,226	3,794	10,201	6,138	26,712

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Balance at beginning of the period	1,290	2,672	1,259	2,355
Increase	53	552	52	505
Decrease due to writing off	-	(2,076)	-	(2,076)
Change of classification	-	(115)	-	167
Amortization to interest income	(43)	(136)	(32)	(84)
Others	(150)	392	(150)	392
Balance at end of the period	1,150	1,289	1,129	1,259

10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated 31 March 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	628,916	-	-	628,916
Special Mention	-	8,885	-	-	8,885
Sub-Standard	-	9,180	-	-	9,180
Doubtful	-	9,929	-	-	9,929
Doubtful of Loss	5,122	30,568	1,284	753	37,727
Total	5,122	687,478	1,284	753	694,637

(Million Baht)

	Consolidated				
	31 December 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	624,400	-	-	624,400
Special Mention	-	8,382	-	-	8,382
Sub-Standard	-	7,777	-	-	7,777
Doubtful	-	10,298	-	-	10,298
Doubtful of Loss	3,195	29,030	1,340	705	34,270
Total	3,195	679,887	1,340	705	685,127

(Million Baht)

	The Bank				
	31 March 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	634,185	-	-	634,185
Special Mention	-	7,860	-	-	7,860
Sub-Standard	-	9,134	-	-	9,134
Doubtful	-	9,895	-	-	9,895
Doubtful of Loss	4,936	22,744	910	692	29,282
Total	4,936	683,818	910	692	690,356

(Million Baht)

	The Bank				
	31 December 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	629,635	-	-	629,635
Special Mention	-	7,830	-	-	7,830
Sub-Standard	-	7,723	-	-	7,723
Doubtful	-	10,263	-	-	10,263
Doubtful of Loss	3,009	20,696	995	691	25,391
Total	3,009	676,147	995	691	680,842

11 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of basic earnings per share for the three – month period ended 31 March 2007 was based on profit attributable to ordinary shareholders of Baht 3,854 million (2006: Baht 3,472 million) and the weighted average number of ordinary shares outstanding for the three – month period ended 31 March 2007 of 2,386,112,526 shares (2006: 2,380,310,822 shares)

	Consolidated and The Bank			
	Share capital		Number of the weighted average number of ordinary shares (Shares)	
	Number of shares	Amount (Million Baht)	For the three – month periods Ended 31 March	
			2007	2006
Issued ordinary shares as of 1 January 2006	2,373,293,667	23,733		2,373,293,667
Add:				
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)				
2006				
11 January :	7,894,300	79		7,017,155
Issued ordinary shares as of 31 March 2006	2,381,187,967	23,812		2,380,310,822
Issued ordinary shares as of 1 January 2007	2,382,147,733	23,821	2,382,147,733	
2007				
11 January :	4,460,392	45	3,964,793	
Issued ordinary shares as of 31 March 2007	2,386,608,125	23,866	2,386,112,526	

12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management company as follows:

(Million Baht)

	31 March 2007	31 December 2006
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	41,851	41,725
Legal reserves	1,470	1,470
Net income after appropriation	28,742	28,742
Total Tier 1 Capital	72,063	71,937
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,859	1,877
Surplus on marketable equity securities revaluation	105	105
Provision for normal assets	4,053	4,053
Subordinated debentures	19,136	19,136
Total Tier 2 Capital	29,441	29,459
Total Capital Requirements	101,504	101,396

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	31 March 2007	31 December 2006
Total Capital Requirements	14.43	14.74
Tier-1 Capital	10.25	10.45

13 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	31 March 2007	31 December 2006
Deposits	627	438
Government bonds	3,992	5,581
State enterprise bonds	3,140	3,136
Foreign bonds	141	145
Total	7,900	9,300

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

14 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	31 March 2007			31 December 2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	582	-	582	441	-	441
Letters of indemnity-						
borrowing	20	175	195	20	178	198
Other guarantees	51,192	6,217	57,409	49,767	6,016	55,783
Letters of credit	1,204	18,321	19,525	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	28,477	171,676	200,153	25,911	173,130	199,041
Sale agreements	15,795	291,922	307,717	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	187,421	58,258	245,679	165,554	63,315	228,869
Sale agreements	187,021	47,397	234,418	165,129	47,826	212,955
Credit Default Swap	-	700	700	-	721	721
Unused credit line of						
overdraft	124,189	-	124,189	118,482	-	118,482
Others	1,174	4,845	6,019	760	5,545	6,305
Total	597,075	599,511	1,196,586	542,232	608,064	1,150,296

(Million Baht)

	The Bank					
	31 March 2007			31 December 2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	582	-	582	441	-	441
Letters of indemnity-						
borrowing	20	175	195	20	178	198
Other guarantees	51,182	6,072	57,254	49,753	5,889	55,642
Letters of credit	1,204	18,321	19,525	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	28,477	171,676	200,153	25,911	173,130	199,041
Sale agreements	15,795	291,922	307,717	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	187,421	58,258	245,679	165,554	63,315	228,869
Sale agreements	187,021	47,397	234,418	165,129	47,826	212,955
Credit Default Swap	-	700	700	-	721	721
Unused credit line of						
overdraft	124,189	-	124,189	118,482	-	118,482
Others	1,125	4,845	5,970	706	5,545	6,251
Total	597,016	599,366	1,196,382	542,164	607,937	1,150,101

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 14,143 million and Baht 13,594 million as of 31 March 2007 and 31 December 2006, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

15 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	31 March 2007	31 December 2006
	End of Period	End of Year
Loans		
1. Executive officers	21	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,165	1,159
Total	1,186	1,182
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	100	95
Total	100	95

(Million Baht)

	The Bank	
	31 March 2007	31 December 2006
	End of Period	End of Year
Loans		
1. Executive officers	21	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	23,876	22,594
Total	23,897	22,617

Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	134	152
Total	134	152

(1) Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Directly and Indirectly		Type of share	Type of Business
		31 March 2007	31 December 2006		
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Securities Business
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support	Subsidiary	100.00%	100.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	31 March 2007	31 December 2006
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	6,550	8,925
Addition (deduction)	(420)	(2,375)
Ending balance	6,130	6,550
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	24	26
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	31	52

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended 31 March	
	2007	2006
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	66	56

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, were pledged as collateral. As of 31 March 2007 and 31 December 2006 the pledged deposits were Baht 31 million and Baht 52 million, respectively.

As at 31 March 2007 and 31 December 2006, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 62 million and Baht 66 million, respectively.

Income and expenses shared between the Bank and, Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	13,194	10,843
- Kasikorn Factoring Co., Ltd.	-	-	3,313	3,965
Interbank and Money Market Items (Assets)				
Subsidiary Companies				
- Kasikorn Securities Public Co., Ltd.	-	-	75	75
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	21	23
- Kasikorn Leasing Co., Ltd.	-	-	12	14
Deposits				
Subsidiary Companies				
- Progress Land and Buildings Co., Ltd.	-	-	440	449
- Kasikorn Leasing Co., Ltd.	-	-	170	269
- Kasikorn Factoring Co., Ltd.	-	-	143	254
- Progress Gunpai Co., Ltd.	113	116	113	116
- Progress Software Co., Ltd.	76	82	76	82
- Progress Service Co., Ltd.	24	26	24	26
- Progress Facilities Management Co., Ltd.	20	21	20	21
- Kasikorn Research Center Co., Ltd.	-	-	17	21
- Progress Management Co., Ltd.	16	15	16	15
- Kasikorn Asset Management Co., Ltd.	-	-	16	23
- Progress Storage Co., Ltd.	9	13	9	13

(Million Baht)

	Consolidated		The Bank	
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Deposits				
Subsidiary Companies				
- Progress Appraisal Co., Ltd.	8	24	8	24
- Progress Plus Co., Ltd.	3	26	3	26
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	378	397
Borrowings				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	451	314
Other Liabilities				
Subsidiary Companies				
- Progress HR Co., Ltd.	-	13	-	13
- Progress Software Co., Ltd.	50	60	50	60
- Progress Plus Co., Ltd.	37	39	37	39
- Progress Appraisal Co., Ltd.	14	8	14	8
Contingencies				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	33	45

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost. As of 31 March 2007 and 31 December 2006, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 7 million and Baht 7 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for the three –month periods ended 31 March are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
Subsidiary Companies				
Revenue:				
Interest income	-	-	209	91
Dividend income	-	-	139	-
Fee income	-	-	64	62
Other income	2	-	9	16
Expenses:				
Interest expenses	-	-	15	-
Personnel expenses	-	-	85	27
Other expenses	392	247	437	261
Associated Companies				
Expenses:				
Other expenses	13	11	13	11

The Bank has entered into a human resource management agreement with Kasikorn Securities Public Company Limited for rendering human resource service, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving a notice within 60 days prior to the termination date. The monthly service charge is based on the actual expenses incurred.

For the three-month periods ended 31 March 2007 and 2006, the Bank incurred expenses amounting to Baht 85 million and Baht 27 Million, respectively, presented as personnel expenses in the statement of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	31 March 2007	31 December 2006
Loans		
- Charoen Pokphand Foods Public Co., Ltd.	636	655
- Dole Thailand Co., Ltd.	470	69
- Quality Houses Public Co., Ltd.	420	439
- Bangkok Glass Industry Co., Ltd.	344	344
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	220	130
- Loxley Public Co., Ltd.	189	47
- Thanakorn Vegetable Oil Products Co., Ltd.	111	240
- Yip In Tsoi & Jacks Ltd.	16	-
- Manager Media Group Public Co., Ltd.	-	35
Deposits		
- Thai Airways International Public Co., Ltd.	660	342
- Muang Thai Life Assurance Co., Ltd.	477	349
- Serm Suk Public Co., Ltd.	346	430
- Phatra Insurance Public Co., Ltd.	223	256
- Thai British Security Printing Public Co., Ltd.	122	121
- Com - Link Co., Ltd.	101	95
- Mitsubishi Elevator Asia Co., Ltd.	79	79
- Aspac Oil (Thailand) Co., Ltd.	71	58
- Smithithada Co., Ltd.	52	52
- Sermsuk Beverage Co., Ltd.	45	46
- Sup Wattana Co., Ltd.	40	38
- Loxley Public Co., Ltd.	37	104
- Siam Food Products Public Co., Ltd.	37	5
- Loxley Trading Co., Ltd.	32	14

(Million Baht)

	Consolidated and The Bank	
	31 March 2007	31 December 2006
Deposits		
- The Lamsam Estate Co., Ltd.	30	30
- Nithi Thamrong Co., Ltd.	25	24
- SCB Securities Co., Ltd.	17	44
- CS Loxinfo Public Co., Ltd.	17	27
- Cementhai Logistics Co., Ltd.	15	6
- The Deves Insurance Public Co,. Ltd.	15	6
- Charoen Pokphand Foods Public Co., Ltd.	14	5
- Trinity Securities Co., Ltd.	13	12
- Chanaporn Co., Ltd.	11	10
- Min Sen Machinery Co., Ltd.	11	5
- Bangkok Glass Industry Co., Ltd.	8	37
- Phatra Real Estate Public Co., Ltd.	7	11
- Avant Development Co., Ltd.	7	10
- Globex Securities Co., Ltd.	-	14
- Manager Media Group Public Co., Ltd.	-	11
Contingencies		
- Thai Airways International Public Co., Ltd.	1,066	1,110
- Siam Food Products Public Co., Ltd.	986	713
- Charoen Pokphand Foods Public Co., Ltd.	701	717
- Quality Houses Public Co., Ltd.	274	267
- Loxley Public Co., Ltd.	227	388
- Dole Thailand Co., Ltd.	95	76
- Com - Link Co., Ltd.	71	71
- Yip In Tsoi & Jacks Ltd.	59	84
- Loxley Trading Co., Ltd.	43	43
- Samart Telcom Public Co., Ltd.	30	30

	(Million Baht)	
	Consolidated and The Bank	
	31 March 2007	31 December 2006
Contingencies		
- Thai British Security Printing Public Co., Ltd.	24	22
- Serm Suk Public Co., Ltd.	20	38
- Thanakorn Vegetable Oil Products Co., Ltd.	13	17
- Phatra Insurance Public Co., Ltd.	10	1
- SCT Co., Ltd.	5	26
- Bangkok Glass Industry Co., Ltd.	-	132

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	31 March 2007	31 December 2006
Loans	31	35
Deposits	1,342	1,338

16 COMMITMENTS

Capital Commitments

	(Million Baht)	
	Consolidated	
	31 March 2007	31 December 2006
Contracted but not provided for	3,791	3,507
Authorized but not contracted for	433	26
Total	4,224	3,533

	(Million Baht)	
	The Bank	
	31 March 2007	31 December 2006
Contracted but not provided for	3,784	3,498
Authorized but not contracted for	433	26
Total	4,217	3,524

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 31 March 2007	The Bank 31 March 2007
Land/building lease agreements	1 April 2007 - 17 October 2027	564	550
Vehicle lease agreements	1 April 2007 - 13 March 2012	556	528
Others	1 April 2007 - 25 March 2011	16	-
Total		1,136	1,078

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 31 December 2006	The Bank 31 December 2006
Land/building lease agreements	1 January 2007 – 17 October 2027	564	549
Vehicle lease agreements	1 January 2007 – 30 November 2011	429	403
Others	1 January 2007 - 19 January 2011	20	-
Total		1,013	952

2. Service Agreements

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 31 March 2007and 31 December 2006, the Bank is committed to pay a total service fee of Baht 3,595 million and Baht 3,919 million respectively.

17 EVENTS AFTER BALANCE SHEET DATE

On 5 April 2007, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2006 at the rate of Baht 1.75 per share, totalling Baht 4,175 million, which was paid on 30 April 2007.

On 11 April 2007, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 1,004,336 shares at Baht 10 par value, totaling Baht 10,043,360 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of 11 April 2007, the Bank had total paid-up share capital of Baht 23,876,124,610.

18 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	31 March 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	932,070	30,521	962,591	(20,664)	941,927
Interbank and money market items - net (assets)	72,291	9,886	82,177	-	82,177
Investments – net	90,023	19,918	109,941	-	109,941
Loans	684,929	446	685,375	-	685,375
Deposits	773,552	3	773,555	-	773,555
Interbank and money market items (liabilities)	14,352	570	14,922	-	14,922
Borrowings	19,333	6,971	26,304	-	26,304
Contingencies	1,202,014	8,580	1,210,594	(14,008)	1,196,586

(Million Baht)

	Consolidated				
	31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	925,340	28,097	953,437	(17,928)	935,509
Interbank and money market items - net (assets)	76,929	5,913	82,842	-	82,842
Investments – net (Restated)	88,496	21,566	110,062	-	110,062
Loans	677,302	458	677,760	-	677,760
Deposits	750,981	4	750,985	-	750,985
Interbank and money market items (liabilities)	17,142	466	17,608	-	17,608
Borrowings	38,619	7,174	45,793	-	45,793
Contingencies	1,163,343	16,040	1,179,383	(29,087)	1,150,296

(Million Baht)

	The Bank				
	31 March 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	932,890	30,521	963,411	(20,664)	942,747
Interbank and money market items-net (assets)	72,355	9,886	82,241	-	82,241
Investments – net	98,226	19,918	118,144	-	118,144
Loans	681,004	446	681,450	-	681,450
Deposits	774,368	3	774,371	-	774,371
Interbank and money market items (liabilities)	14,730	570	15,300	-	15,300
Borrowings	19,497	6,971	26,468	-	26,468
Contingencies	1,201,810	8,580	1,210,390	(14,008)	1,196,382

(Million Baht)

	The Bank				
	31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	926,701	28,097	954,798	(17,928)	936,870
Interbank and money market items-net (assets)	76,966	5,913	82,879	-	82,879
Investments – net (Restated)	88,496	21,566	110,062	-	110,062
Loans	673,432	458	673,890	-	673,890
Deposits	752,049	4	752,053	-	752,053
Interbank and money market items (liabilities)	17,539	466	18,005	-	18,005
Borrowings	38,808	7,174	45,982	-	45,982
Contingencies	1,163,148	16,040	1,179,188	(29,087)	1,150,101

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 31 March 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,965	367	14,332	(221)	14,111
Interest expense	5,133	376	5,509	(221)	5,288
Net income (expense) from interest and dividend	8,832	(9)	8,823	-	8,823
Non-interest income	4,215	(8)	4,207	-	4,207
Non-interest expense	7,471	32	7,503	-	7,503
Income (loss) before income tax	5,576	(49)	5,527	-	5,527

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 31 March 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	11,173	408	11,581	(257)	11,324
Interest expense	2,723	436	3,159	(257)	2,902
Net income (expense) from interest and dividend	8,450	(28)	8,422	-	8,422
Non-interest income (expense)	3,141	(36)	3,105	-	3,105
Non-interest expense	6,480	36	6,516	-	6,516
Income (loss) before income tax	5,111	(100)	5,011	-	5,011

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 31 March 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	14,024	367	14,391	(221)	14,170
Interest expense	5,154	376	5,530	(221)	5,309
Net income (expense) from interest and dividend	8,870	(9)	8,861	-	8,861
Non-interest income (expense)	3,821	(8)	3,813	-	3,813
Non-interest expense	7,170	32	7,202	-	7,202
Income (loss) before income tax	5,521	(49)	5,472	-	5,472

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 31 March 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income (Restated)	11,129	408	11,537	(257)	11,280
Interest expense	2,726	436	3,162	(257)	2,905
Net income (expense) from interest and dividend (Restated)	8,403	(28)	8,375	-	8,375
Non-interest income (expense) (Restated)	2,770	(36)	2,734	-	2,734
Non-interest expense	6,240	36	6,276	-	6,276
Income (loss) before income tax (Restated)	4,933	(100)	4,833	-	4,833

19 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month periods ended 31 March 2006 and for the year ended 31 December 2006 have been reclassified to conform with the presentation in the financial statements for the three-month period ended 31 March 2007.

20 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 11 May 2007.

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Quarter Ending March 31, 2007

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的专业服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis, for the Quarter Ending March 31, 2007

For the first quarter of 2007, the Bank's consolidated net income equaled Baht 3,877 million, rising by Baht 448 million, or 13.07 percent, over the preceding quarter. This was mainly attributable to larger non-interest income that was supported by higher gains on investments and on exchange. Also, non-interest expense dropped from the previous quarter, while the sum of bad debts and doubtful accounts, and losses on debt restructuring declined from the previous quarter. However, net interest and dividend income fell by Baht 66 million in tandem with a decrease in interest income from interbank and money market items, the Bank's lending and deposit rate cuts during the first quarter of 2007.

The Bank adjusted the accounting method on investments in subsidiaries and associated companies in the Bank-only financial statement from the equity to the cost method, in compliance with an announcement of the Federation of Accounting Professions, which would start from the accounting period of January 1, 2007, onward. Significant impacts on the Bank-only financial statement included Baht 180 million and Baht 183 million upward adjustments in investment in subsidiaries and associated companies, and retained earnings, respectively, while the revaluation surplus was down by Baht 3 million. However, there was no impact on the consolidated financial statements.

With regard to our balance sheet, the Bank's consolidated assets totaled Baht 941,927 million at the end of the first quarter of 2007, increasing by Baht 6,418 million, or 0.69 percent, at the end of 2006. This figure was benefited mainly from growing consolidated loans. As of March 31, 2007, the Bank's consolidated loans were Baht 685,375 million, increasing by Baht 7,615 million, or 1.12 percent, over the end of the previous year. The ratio of net non-performing loans to total loans fell from 4.13 percent at the end of last year to 3.87 percent, while that of gross non-performing loans to total loans increased to 7.14 percent, due in part to the Bank's more rapid, conclusive approach to lingering bad debts, to reflect changing economic conditions. The higher gross NPLs were also due in part to an increase in new NPLs. As for total consolidated liabilities, they amounted to Baht 848,081 million, rising by Baht 811 million, or 0.10 percent, over the end of 2006. Higher deposits were a major reason behind these larger liabilities, with the Bank's consolidated deposits standing at Baht 773,555 million, increasing by Baht 22,570 million, or 3.01 percent, over the end of 2006. Total consolidated shareholders' equity was Baht 93,846 million, rising by Baht 5,608 million, or 6.36 percent, over the end of 2006, due to the Bank's profit in the first quarter of 2007. Lastly, the capital adequacy ratio of the Bank and our AMC equaled 14.43 percent at the end of March 2007, with Tier-1 and Tier-2 capital being at 10.25 and 4.18 percent, respectively.

As for our business operations during the first quarter of 2007, the Bank remains dedicated to the pursuit of business under a unified corporate branding known as "KASIKORNBANKGROUP". We seek to understand our valued customers' needs with a broad array of financial products and services that are complete solutions of the highest quality to meet the demands in all segments of our customer base. As a result, our loans continued to grow, despite an economic slowdown during the quarter. Our retail business loans grew 2.98 percent, while corporate and SME business loans rose 0.18 percent and 0.80 percent, respectively. Regarding our capital markets business,

our continuous efforts in corporate finance development have led us to a position of leadership in the secondary market for debentures, being honored with the "Dealer of the Year 2006 Award" by the Thai Bond Market Association. Meanwhile, the uncertain foreign exchange situation, coupled with the downward trend in interest rates, resulted in an over-year growth in our fee income from both currency and interest rate risk management. However, the Bank's Treasury Operations for the Banking Book showed a 16.35-percent decrease in total interest and dividend income, as a consequence of falling liquidity and the downward interest rate trend during the first quarter.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in the First Quarter of 2007

Thai economic growth is expected to slow to 3.0 percent, year-on-year, in the first quarter of 2007, down from 4.2 percent in the fourth quarter of 2006. This lower growth rate was caused mainly by declining consumer and business confidence due to lingering political uncertainties and the continued rise of the Baht. While the cooling domestic spending has caused import growth to weaken, exports remained healthy resulting in a substantial trade surplus in the first quarter. This trade surplus has provided a further boost to the already strong Baht, thus worsening the profit margins of exporters.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q1-2007	Q4-2006
Private Consumption	2.0%	2.5%
Investment	-2.6%	2.4%
Private	-5.3%	2.3%
Public	6.5%	2.5%
Government Consumption	10.0%	-4.2%
Exports	18.5%	19.7%
Imports	3.5%	7.2%
Trade Balance (USD millions)	4,127	2,723
Current Account (USD millions)	5,453	3,582
Headline CPI Inflation	2.4%	3.3%
Gross Domestic Product (GDP)	**3.0%**	**4.2%**

Source: KASIKORN RESEARCH CENTER CO., LTD.

As domestic interest rates are moving south in tandem with the Bank of Thailand's policy rate cuts, and commercial bank lending has been affected by the downbeat sentiment of consumers, banks are facing tough challenges in maintaining their net interest margins and sound credit quality. Still, competition remains intense as banks are keen to expand their customer bases to meet their lending targets.

❑ Regulatory Changes

Important regulatory changes that occurred in the first quarter of 2007 are summarized in the following:

- **Measures on Anti-Money Laundering and Combating the Financing of Terrorism for Financial Institutions**

The Bank of Thailand (BOT) issued a notification, ref. ThorPorTor. PhoNorSor (21) Wor. 105/2550, on January 19, 2007, re: "Policy Statement Re: Measures on Anti-Money Laundering and Combating the Financing of Terrorism (AML/CFT) for Financial Institutions", enacted to prevent financial institutions from being used as a tool or channel to further such illegal activities. In this regard, the BOT issued a guideline, citing the responsibility of commercial banks' boards of directors to establish "Know Your Customer" and "Customer Due Diligence" policies and procedures. For instance, financial institutions are encouraged to authenticate the identification or other related documents upon commencing any relationship or financial transactions with customers. Plus, financial institutions must keep records of these documents from the opening date of the account, or the date when relationship begins, and retain such documents for at least five years from the closing date of these accounts, or the date when the relationship ends. Also mentioned in this notification is the need for financial institutions to establish a clear-cut written customer acceptance policy for anti-money laundering and combating financing of terrorism in line with international standards.

The above notification defines a level of cooperation with the BOT and relevant authorities in the prevention of money laundering activities and enforcement of legal statutes that seek to inhibit the support of terrorism per internationally recognized standards. Compliance with the notification also serves to further enhance the image of the Bank's corporate governance efforts.

- **Business Continuity Management (BCM)**

The Bank of Thailand (BOT) issued a notification, ref. ThorPorTor. PhoNorSor (21) Wor. 118/2550, on January 23, 2007, re: "Submitting Policy Statement on Business Continuity Management (BCM) and Business Continuity Plan (BCP) of Financial Institutions". According to this notification, commercial banks should have policies for BCMs and BCPs in place within twelve months from the date of this notification. These policies shall cover standards and operating procedures for the entire organization, ensuring that in the event of a disruption to operations, for example, if a catastrophic breakdown in the primary computing and data systems of the institution occurs, critical business functions of the affected commercial bank must be able to continue unabated. BCMs and BCPs are seen as effective initiatives that can help mitigate the impact of untoward events that could have undesirable financial, legal, image-related and other consequences on a commercial bank.

The guidelines in the above directive assist commercial banks in drafting policies and plans to guard against any disruption that could occur, and reduces inherent risks that might arise from such situations. As for KASIKORNBANK, we have placed great importance on BCM and have already placed it among our strategic programs. Our Risk Management Committee oversees this program, while a BCM working team was established in 2006 to be responsible for drafting BCPs in line with

the best practice of leading international commercial banks, as well as the operational guidelines of the BOT.

1.2 Direction of Business Operations

KASIKORNBANK is dedicated to the pursuit of business under a unified corporate branding known as "KASIKORNBANKGROUP". The principles of the Balanced Scorecard approach to management have also been embraced to achieve our vision and established business goals most quickly and efficiently. We seek to understand our valued customers' needs with a broad array of financial products and services that are complete solutions of the highest quality to meet the demands in all segments of our customer base.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance
for the First Quarter of 2007

(Units: Million Baht)

	Q1-2007	Q4-2006	Change	Q1-2006	Change
Income from interest and dividends	14,111	14,504	(392)	11,324	2,788
Interest expense	5,288	5,614	(326)	2,902	2,386
Net income from interest and dividends	8,823	8,889	(66)	8,422	401
Bad debts and doubtful accounts (Reversals)	929	(172)	1,100	491	438
Loss on debt restructuring	77	1,768	(1,691)	560	(483)
Non-interest income	4,207	3,956	250	3,104	1,102
Non-interest expense	6,497	7,762	(1,265)	5,465	1,032
Income tax expense	1,651	59	1,592	1,397	253
Operating profit (Before bad debts and doubtful accounts, and income tax expense)	6,533	5,083	1,450	6,061	472
Net Income	**3,877**	**3,429**	**448**	**3,615**	**262**

For the first quarter of 2007, the Bank's consolidated net income equaled Baht 3,877 million, rising by Baht 448 million, or 13.07 percent, over the preceding quarter. This was mainly attributable to an increase in non-interest income totaling Baht 250 million, or 6.33 percent, following higher gains on investments and on exchange. Plus, our non-interest expense dropped by Baht 1,265 million, or 16.3 percent, because, in the previous quarter, the Bank reported increasing expenses related to promotional activities aligned with rising business volume, public-relations advertising, strategic programs, as well as bonuses. Meanwhile, net interest and dividend income fell by Baht 66 million, or 0.74 percent, as a result of a decrease in interest and dividend income totaling Baht 392 million. This drop in interest and dividend income was due to lower interest income from interbank and money market items and the Bank's lending rate cut. Interest expense also fell by Baht 326 million, mainly due to a decline in interest rate expense from short-term borrowing, after some of our short-term debentures came due during the quarter. Income tax expense increased by Baht 1,592 million, as, in the preceding quarter, the Bank gained tax benefits from the liquidation of Ploy Asset Management Company Limited, and the company has been deregistered with the Ministry of Commerce on December 22, 2006.

When compared to the same quarter of 2006, the Bank's consolidated net income showed an increase of Baht 262 million, or 7.24 percent, in light of higher non-interest income and net interest and dividend income. Non-interest income increased by 1,102 million, or 35.5 percent, driven mainly by Baht 500 million and Baht 321 million increases in fee and service income, and gains on exchange, respectively. At the same time, net interest and dividend income rose by Baht 401

million, or 4.77 percent over the same quarter of 2006, in tandem with a Baht 2,788 million rise in interest and dividend income. A higher over-year loan growth was a major reason supporting this increase in interest income. Meanwhile, interest expense rose by Baht 2,386 million, following an increase in interest rate expense on deposits in light of more deposits parked at the Bank.

The announcement of the Federal of Accounting Professions No. 26/2007, re: "Accounting Practices based on the Thai Accounting Standard No. 44 on Consolidated Financial Statements and the Accounting Method on Investments in Subsidiaries and Associated Companies", requires the Bank to adjust our accounting method on investments in subsidiaries and associated companies in the Bank-only financial statement from the equity to the cost method, which would cause differences in net income and retained earnings between the Bank-only and consolidated financial statements. It should be noted that such an accounting change does not affect the Bank's business fundamentals.

From the accounting period of January 1, 2007, onward, the Bank adjusted the accounting method on investments in subsidiaries and associated companies in the Bank-only financial statement from the equity to the cost method, using acquisition costs. Because of this new accounting method, the Bank has revised our previous Bank-only financial statements for comparison purposes, while our consolidated financial statements remain unaffected. Impacts on the Bank-only financial statement can be summarized as follows:

Impacts from the Accounting Policy Change on the Bank-only Financial Statement : Balance Sheet

(Units: Million Baht)

Changes in Balance Sheet	2007	2006
Investments in subsidiaries and associated companies, as of January 1	180	105
Retained earnings, as of January 1	183	106
Revaluation Surplus on investments, as of January 1	(3)	(1)

Impacts from the Accounting Policy Change on the Bank-only Financial Statement : Statement of Income

(Units: Million Baht)

Changes in Statement of Income	Q1-2007	Q4-2006	Q1-2006
Interest and dividend income	-	-	4
Share of profit from investments on equity method	-	(63)	(143)
Net income	-	(63)	(139)
Earnings per share (Baht)	-	(0.03)	(0.06)

Income Structure

(Units: Million Baht, or as otherwise indicated)

	Q1-2007	Q4-2006	Change Million Baht	Change Percent	Q1-2006	Change Million Baht	Change Percent
Interest and Dividend Income							
1. Loans	11,583	11,717	(134)	(1.14)	9,371	2,212	23.60
1.1 Loans	4,763	4,910	(147)	(2.99)	3,921	842	21.47
1.2 Overdrafts	3,033	3,112	(79)	(2.54)	2,593	440	16.97
1.3 Bills	3,787	3,695	92	2.49	2,857	930	32.55
2. Interbank and money market items	1,054	1,415	(361)	(25.51)	894	160	17.90
2.1 Deposits	978	1,179	(207)	(17.05)	780	198	25.38
2.2 Loans	54	25	29	116.00	56	(2)	(3.57)
2.3 Securities purchased under resale agreements	22	211	(189)	(89.57)	58	(36)	(62.07)
3. Hire purchase and financial lease income	215	170	45	26.47	58	157	270.69
4. Investments	1,259	1,202	57	4.74	1,001	258	25.77
Total Interest and Dividend Income	**14,111**	**14,504**	**(392)**	**(2.70)**	**11,324**	**2,788**	**24.62**
Non-Interest Income							
1. Fee and service income							
1.1 Acceptances, avals, and guarantees	203	195	8	4.10	188	15	7.98
1.2 Others	2,683	2,774	(91)	(3.28)	2,197	486	22.12
2. Gains on exchange	610	419	191	45.58	289	321	111.07
3. Other income	711	569	142	24.96	430	281	65.35
Total Non-Interest Income	**4,207**	**3,956**	**250**	**6.32**	**3,104**	**1,102**	**35.50**
Total Income	**18,318**	**18,460**	**(142)**	**(0.77)**	**14,428**	**3,890**	**26.96**

❑ Net Income from Interest and Dividends

For the first quarter of 2007, the Bank's consolidated net interest income totaled Baht 8,823 million, dropping by Baht 66 million, or 0.74 percent, from the previous quarter, but increasing by Baht 401 million, or 4.77 percent over the same quarter of last year.

Net Income from Interest and Dividends

(Units: Million Baht)

	Q1-2007	Q4-2006	Change	Q1-2006	Change
Income from interest and dividends	14,111	14,504	(392)	11,324	2,788
□ Loans	11,583	11,717	(134)	9,370	2,212
• Interbank and money market items	1,055	1,415	(360)	894	161
• Hire purchase and financial lease	215	169	45	58	156
• Investments	1,260	1,203	57	1,001	258
Interest expense	5,288	5,614	(326)	2,902	2,386
Net interest and dividend income	**8,823**	**8,889**	**(66)**	**8,422**	**401**
% Net interest margin (NIM)	3.97	4.05	(0.08)	4.07	(0.10)

When compared to the previous quarter, the drop in net interest and dividend income for the first quarter of 2007 resulted from lower interest and dividend income, by Baht 392 million. This followed a drop in interest income from interbank and money market items equaling Baht 360 million, as the Bank managed our investment by reallocating BOT repurchase market investments into loans that generated higher yields. Also, interest income from loans declined by Baht 134 million, after the Bank cut our lending rates by 0.25 percent during the quarter. As for interest rate expense, it dropped by Baht 326 million, due mainly to a decrease in interest rate expense on short-term borrowing of Baht 236 million, after some KASIKORNBANK short-term debentures came due during the quarter. Despite having to redeem these debentures, our liquidity was supported by an increase in deposits. Even so, our interest expense on deposits did not increase, as our fixed-term deposit rates were cut during the first quarter of 2007. As for net interest margins, they dropped from 4.05 percent for the fourth quarter of 2006, to 3.97 percent for the first quarter of 2007, in accordance with lower net interest income.

When compared to the same quarter of last year, the Baht 401 million increase in net interest and dividend income, equivalent to a 4.77-percent growth, for the first quarter of 2007 was supported by a gain in interest income totaling Baht 2,788 million, due to expansion in loans. However, interest rate expense was also up by Baht 2,386 million, due mainly to a Baht 2,379 million increase in interest expense on deposits following a jump in deposits at the Bank. As for net interest margins, they fell from 4.07 percent for the first quarter of last year.

❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

In the first quarter of 2007, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 1,006 million, down by Baht 591 million from the previous quarter. This was because of the Bank's more rapid, conclusive approach to lingering bad debts to reflect changing economic conditions, which led to a slowdown in both debt restructuring and losses on debt restructuring.

When compared to the same quarter of last year, the sum of consolidated

allowances and losses on debt restructuring dropped marginally by Baht 45 million, as a Baht 483 million fall in losses on debt restructuring was pared by a Baht 438 million increase in allowances for doubtful accounts, in response to loan expansion and the changing economic situation.

❑ Non-interest Income

For the first quarter of 2007, the Bank's consolidated non-interest income equaled Baht 4,207 million, increasing by Baht 250 million, or 6.33 percent, from the preceding quarter. This resulted from larger gains on investments of Baht 424 million, due to profits from our selling of debt instruments. Gains on exchange also rose by Baht 190 million, aided by profits from our foreign exchange trading.

When compared to the same quarter of last year, the Bank's consolidated non-interest income increased by Baht 1,102 million, or 35.5 percent. This was achieved mainly by a Baht 500 million increase in fee and service income. In addition, gains on exchange also rose Baht 321 million, along with a Baht 297 million increase in gains on investments.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for the first quarter of 2007 totaled Baht 6,497 million, falling by Baht 1,265 million, or 16.30 percent, from the previous quarter. This was due mainly to a Baht 622 million drop in other expenses and a Baht 225 million decrease in fee and service expenses, after, in the previous quarter, the Bank reported increasing expenses related to promotional activities aligning with rising business volume, public-relations advertising, strategic programs, as well as bonuses.

When compared to the same quarter of last year, the Bank's consolidated non-interest expense rose by Baht 1,032 million, or 18.88 percent. This resulted from a Baht 362 million rise in other expenses, as well as increases in premises and equipment expense, together with personnel expense totaling Baht 247 million and 208 million, respectively, to support the Bank's strategic programs.

2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

	Mar. 31, 2007	Dec. 31, 2006	Change	
			Million Baht	Percent
Assets	941,927	935,509	6,418	0.69
Liabilities and Shareholders' Equity				
- Total liabilities	848,081	847,270	811	0.10
- Total shareholders' equity	93,846	88,238	5,608	6.36
Total Liabilities and Shareholders' Equity	941,927	935,509	6,418	0.69

❑ Assets

As of March 31, 2007, the Bank's consolidated assets totaled Baht 941,927 million, increasing by Baht 6,418 million, or 0.69 percent, over Baht 935,509 million at the end of 2006. This was due to growing consolidated loans. As of March 31, 2007, the Bank's consolidated loans were Baht 685,375 million, increasing by Baht 7,615 million, or 1.12 percent, over the Baht 677,760 million reported at the end of 2006.

Also at the end of the first quarter of 2007, the Bank completed allowances for doubtful accounts in accordance with the BOT's new provisioning criteria, with our allowances reaching Baht 32,121 million. The ratio of net non-performing loans to total loans, as of March 31, fell from 4.13 percent at the end of last year, to 3.87 percent. Meanwhile, that of gross non-performing loans to total loans as of March 31, 2007, increased from 6.84 percent at the end of 2006 to 7.14 percent, due in part to the Bank's more rapid, conclusive approach to lingering bad debts, to reflect changing economic conditions. The higher gross NPLs were also due in part to an increase in new NPLs.

The items having significant changes are shown in the following:

- Net investments at the end of March 2007 totaled Baht 109,941 million, rising by Baht 7,955 million, or 7.83 percent, over the end of 2006, due mainly to our liquidity management by increasing our investments in government securities.
- Interbank and money market items (on the asset side) were Baht 82,177 million at the end of March 2007, falling by Baht 665 million, or 0.80 percent, from the end of 2006.
- Securities purchased under resale agreements, as of the end of March 2007, amounted to Baht 11,700 million, dropping by Baht 10,500 million, or 47.30 percent, from the end of 2006, following our liquidity management.

❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, as of March 31, 2007, amounted to Baht 848,081 million, rising by Baht 811 million, or 0.10 percent, over the end of 2006. Consolidated liabilities that changed significantly were:

- Deposits at the end of March 2007 equaled Baht 773,555 million, increasing by Baht 22,570 million, or 3.01 percent, over the end of 2006. This was due mainly to an increase in three-month fixed-term deposits.
- Borrowing, as of March 31, 2007, totaled Baht 26,304 million, down by Baht 19,489 million, or 42.56 percent, from the end of 2006. This was mainly attributable to a drop in short-term borrowing, after some of our short-term debentures came due during the first quarter of 2007.
- Interbank and money market items (on the liabilities side) were Baht 14,922 million at the end of the first quarter of 2007, falling by Baht 2,686 million, or 15.25 percent, from the end of 2006. This was due mainly to our lower borrowing from the BOT, after the authorities changed their lending policy.
- Other liabilities, as of March 31, 2007, were Baht 18,610 million, down by Baht 266 million, or 1.41 percent, from the end of 2006.

As of March 31, 2007, total consolidated shareholders' equity was Baht 93,846 million, rising by Baht 5,608 million, or 6.36 percent, over the end of 2006, due to the Bank's profit in the first quarter of 2007.

❑ Investments

The Bank's and subsidiaries' investments consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiary and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments, classified by type, as of March 31, 2007, are shown below:

Investments

(Units: Million Baht)

Type of Investment	Mar. 31, 2007	Percent	Dec. 31, 2006	Percent	Mar. 31 2006	Percent
Debt Instruments	105,361	95.83	97,217	95.32	91,704	93.55
Government and State Enterprise Securities						
• Trading investments	18,642	16.96	6,124	6.00	3,090	3.15
• Available-for-sale investments	45,156	41.07	44,154	43.29	35,145	35.85
• Held-to-maturity investments	10,407	9.47	11,125	10.91	16,727	17.06
Private Enterprise Debt Instruments						
• Trading investments	925	0.84	493	0.48	-	-
• Available-for-sale investments	842	0.77	1,436	1.41	1,786	1.82
• Held-to-maturity investments	931	0.85	980	0.96	181	0.18
Foreign Debt Instruments						
• Available-for-sale investments	25,481	23.18	29,842	29.26	26,427	26.96
• Held-to-maturity investments	2,977	2.71	3,063	3.00	8,348	8.52
Equity Securities	4,580	4.17	4,770	4.68	6,327	6.45
Trading Investments	257	0.23	242	0.24	241	0.24
Available-for-sale Investments	708	0.64	814	0.80	1,134	1.16
General Investments	3,074	2.80	3,231	3.17	4,480	4.57
Investments in Subsidiary and Associated Companies	541	0.49	483	0.47	472	0.48
Total Investments – Net	109,941	100.00	101,987	100.00	98,031	100.00

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of March 2007, totaled Baht 17,530 million, declining by Baht 328 million from the end of 2006, due to the following activities:

- Net cash used in operating activities totaled Baht 5,351 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) fell by Baht 665 million, likewise securities purchased under resale agreements dropped by Baht 10,500 million. Trading investments increased by Baht 12,726 million, while loans and accrued interest receivables rose by Baht 8,940 million. Deposits increased by Baht 22,570 million. Interbank and money market items (on the liabilities side) dropped by Baht 2,686 million, similarly to short-term borrowing that showed a decrease of Baht 19,340 million.
- Net cash from investment activities was Baht 4,844 million. This amount

comprised cash received from the disposal of available-for-sale investments totaling Baht 19,139 million, cash received from the redemption of debt instruments held to maturity totaling Baht 1,304 million, cash paid on available-for-sale investments of Baht 13,429 million, and cash paid on debt instruments held to maturity of Baht 583 million.

- Net cash from financial activities totaled Baht 179 million.

❑ Capital Expenditures

To enhance service efficiency, during the first quarter of 2007, the Bank's capital expenditures were used primarily for information technology (IT), totaling Baht 1,152 million. Capital expenditures on other fixed assets totaled Baht 264 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of March 31, 2007, the Bank and subsidiary companies had a capital base of Baht 101,504 million, comprising Tier-1 capital totaling Baht 72,063 million, and Tier-2 capital totaling Baht 29,441 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.43 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are shown in the following:

Capital Adequacy Ratio *

(Units: Percent)

Capital Funds **	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31, 2006
Tier-1 Capital	10.25	10.46	11.17	10.47	9.94
Tier-2 Capital	4.18	4.29	4.92	5.03	5.12
Total Capital Requirements	**14.43**	**14.74**	**16.09**	**15.51**	**15.07**

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio
(Including the net profit of each accounting period)

(Units: Percent)

Capital Funds	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31, 2006
Tier-1 Capital	11.76	11.41	11.65	11.62	11.53
Tier-2 Capital	4.19	4.29	4.92	5.03	5.12
Total Capital Requirements	**15.95**	**15.70**	**16.57**	**16.66**	**16.65**

❑ Credit Ratings

At the end of March 2007, the Bank's credit ratings given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of December 2006. Details are shown in the following table.

KASIKORNBANK's Credit Ratings

Credit Rating Agencies	March 31, 2007
Moody's Investors Service ***	
Long-term - Debt	n.a.*
- Subordinated Debt	Baa2
- Deposits	Baa1 **
Short-term - Debt/Deposits	P-2
Outlook	Stable
Bank Financial Strength Rating (BFSR)	D+
Outlook for BFSR	Stable
Standard & Poor's ***	
Long-term - Debt	BBB
- Subordinated Debt	BBB-
Bank Fundamental Strength Rating (BFSR)	C
Short-term - Debt/Deposits	A-2
Outlook	Stable
Fitch Ratings ***	
International credit ratings	
Long-term - Debt	BBB+
- Subordinated Debt	BBB
Individual	C
Support	2
Short-term - Debt/Deposits	F2
Outlook	Stable
National credit ratings	
Long-term - Debt	AA(tha)
- Subordinated Debt	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)
Outlook	Stable

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.
** Long-term deposits are rated only by Moody's Investors Service.
*** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Corporate Business Operations

❑ Changes in the Operating Environment

During the first quarter, the Thai economy continued to cool as investment activities slowed amid declining business sentiment. This was due to a host of negative factors, including political uncertainties, violence in three Southern provinces, higher oil prices in February and March, and uncertainty regarding the authorities' policies on foreign exchange. Meanwhile, exporters also had a difficult time coping with the strengthening Baht, which affected their competitiveness. In this time of numerous uncertainties, competition among banks became more intense, particularly in providing advisory services to large-scale corporate customers, who are banks' traditional key customer base.

❑ Business Operations in the First Quarter

During the first quarter, the Bank's progress in product and service developments, identified by customer and product segments, included the following:

<u>Customer Segment</u>

- **Multi-Corporate Business**

Amid intense competition, we strived to differentiate by offering products and services that truly meet customers' needs. These products and services are based upon extensive research and surveys of customers' real-life financial needs. In addition, services are now provided through multiple channels with more flexible and longer office hours for faster service and greater customer satisfaction. Bundled KASIKORNBANKGROUP products are also being offered to customers, and bank-customer relationships have been reinforced via various marketing and promotional activities. We believe that our efforts will provide customers with greater options, enabling them to conduct their business with greater efficiency and satisfaction.

- **Large Corporate Business**

Despite slowing economic activity during the first quarter, we put the focus on lending to industries that are continuing to grow and move forward with their investment plans, such as the electronics, automotive, and pulp and paper industries. In addition, construction and residential property should benefit from the government's decision to go ahead with five mass transit projects, with construction on some routes scheduled to start by the end of this year. Meanwhile, the Bank continued to cultivate close relationships with our customers by arranging appropriate campaigns and events. Of note was our "Welcome CB" campaign aimed at enhancing customers' knowledge of financial and business matters. Our tireless efforts have resulted in continuing growth in loans extended toward this segment, and interest revenues for the Bank. Fee-based income also witnessed expansion, particularly from trade and foreign exchange products.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

We continued to upgrade our products and services, as well as credit procedures. For example, promissory notes (P/N) can now be prepared electronically, in addition to traditional printed formats, resulting in faster service and greater convenience for customers. Also, customers now have more flexibility in choosing payment terms on advance fees for letter of indemnity bid bonds, instead of having to pay a minimum fee of three months in advance. This new arrangement also cuts our paperwork in reimbursing fees to customers whose terms are shorter than three months. At the same time, our operation and credit procedures have been upgraded and streamlined for higher operational efficiency and better service.

- **Trade Finance**

In the first quarter, our international trade volume increased by eleven percent over the same period of last year, with both our export and import volumes registering higher growth than those of the country in general. This success was a testament to our ceaseless development of trade finance products and services. Following our plan to provide trade finance services via electronic channels, the "K-Trade Connect" pilot project was launched in the first quarter, covering services for import letter of credit issuances and outward remittances in its first phase of operations. Full services should be rolled out by June this year, with the Bank targeting 2,000 customers for the "K-Trade Connect" service by year-end. In addition, two new International Trade Services Offices were put into service during the first quarter, bringing the total to twenty-two. This nationwide service outlet should enable us to better serve customers and increase our market share.

- **Cash Management**

Amid tougher price competition among banks to win new customers, we have shifted our focus to product and service development through research studies. This is done with an aim of raising our customers' cash management efficiency to the maximum. We believe that our efforts will result in products and services that truly meet the financial needs of customers in all business groups and industries. During the remainder of 2007, we also plan to test our systems for the new Interbank Transaction Management and Exchange (ITMX) payment platform. In the first quarter of 2007, the Bank was honored with the "2007 Triple A Best Domestic Cash Management Award" by the Asset magazine, praising our efficient management of customers' short-term cash flows and effective services to meet their needs during 2006.

- **Securities Services**

In the first quarter, we were able to retain our leadership position in market share of all key securities services. Of note was our top market share in custodial services, which has been brought about by the Bank's success in expanding our customer base, particularly among asset management companies. Meanwhile, our custodial services for provident funds also grew, as our asset management customers have begun to expand business into provident funds. At the same time, our registrar services for unit trusts and debentures continued to register growth, with even stronger growth expected in the second quarter due to the launches of new mutual funds by KASIKORN ASSET MANAGEMENT Co., Ltd. As for our agency services – in which the Bank operates as a syndicated loan agency, as well as a collateral agency for syndicated loan programs, and as a bondholder representative – we have been able to

retain our customer base, despite the ongoing political uncertainty which has affected new customer growth.

- **Bancassurance Services**

In cooperation with our alliance partners in the insurance business, we have launched several new products, including the "PERFECT Business Plus", "PERFECT Business Growth" and "PERFECT Business Secure" plans offering life insurance protection with annual cash refunds to customers, thus helping customers to manage their liabilities in the future. For short-term credit customers, we are offering the "PERFECT Business Confidence" product, which provides five-year life insurance protection with flexible annual premium terms.

❑ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of March 31, 2007, compared to the end of 2006 – are shown as in the following:

Corporate Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Mar. 31, 2007	Dec. 31, 2006*	Million Baht	Percent
Corporate Business Loans	**100.00**	**239,545**	**239,123**	**422**	**0.18**
Customer Segment					
Multi-Corporate Business	42.38	101,513	101,276	237	0.23
Large Corporate Business	57.62	138,032	137,847	185	0.13

Note: * Revised to reflect regrouped customers.

As of the end of March 2007, the total corporate business loans under the supervision of the Corporate Business Division equaled Baht 239,545 million, increasing by Baht 422 million, or 0.18 percent, over the end of 2006. Categorized by customer segment, Multi-Corporate Business Segment loans had risen by 0.23 percent, mainly in the construction material, vehicle and equipment, and rubber businesses. Meanwhile, Large Corporate Business Segment loans also increased by 0.13 percent over the end of 2006, driven by loan extension in the construction material, chemical, and plastic businesses.

Corporate Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Mar. 31, 2007	Dec. 31, 2006*	Million Baht	Percent
Corporate Business Loans	**100.00**	**239,545**	**239,123**	**422**	**0.18**
Product Group					
Domestic Credit Products	73.37	175,745	181,752	(6,007)	(3.31)
Trade Finance	26.41	63,265	56,493	6,772	11.99
BIBF	0.22	536	878	(343)	(39.03)

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of March 2007, trade finance loans showed the largest loan expansion, equaling Baht 6,772 million, or 11.99 percent, over the end of 2006. However, domestic credit product loans contracted by Baht 6,007 million, or 3.31 percent, while BIBF loans fell by Baht 343 million, or 39.03 percent, due to their seasonality.

3.2 SME Business Operations

❑ Changes in the Operating Environment

During the first quarter, SME business operations were affected by slowing economic activity and the Baht's appreciation, which overshadowed positive factors such as declining inflation and the cuts in bank lending rates. Demand for SME loans also cooled, as a consequence.

❑ Business Operations in the First Quarter

The Bank's progress in product and service developments, identified by customer and product segments, included the following:

Customer Segment

- **Small and Medium Business**

To stimulate loan extensions amid this economic uncertainty, we put great effort in developing products and services that truly meet customers' financial needs. In addition to various advisory services provided to SME customers and marketing events held to introduce our products and services, seminars on the experience of successful businesspersons were organized. All of these activities were organized with an aim of equipping SME customers with useful knowledge to conduct their business in this time of uncertainty.

- **Micro Business**

As branch location is key to the business operations of this customer segment, we launched the "New Branch, New Loan" project with an aim of expanding our customer base and extending new loans. We have also begun to cultivate relationships with deposit customers with the hope of cross-selling credit products to them in the near future. In February, the "Loan Plus" program was launched offering new credit lines to customers who were close to finishing their existing loan repayments, thus maintaining cordial relationships with customers. In addition, we strive to make certain that customers do find our services – provided via all of the Bank's business channels – convenient and meeting their financial needs.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

To maintain our leadership in the SME loan business, in the first quarter, we launched a new "K-SME Credit" product for customers with sales volumes not exceeding Baht 50 million. In this new product, customers will be able to apply for credit lines up to Baht 10 million and be approved within three working days, plus receive their loans within 10 working days after the necessary application and collateral documents are processed and approved. Furthermore, we have expanded our

"K-Max" product, which offers credit lines exceeding customers' collateral value, to micro business customers, in addition to small and medium business customers.

- **K SME Care**

In cooperation with KBank subsidiaries and alliance partners, progress was made on our "K SME Care" services during the first quarter. These were offered with the aim of providing comprehensive financial solutions that will help our customers' businesses not only to reach their maximum potential, but also to be sustainable. They include:

1. **C: Capital.** Through KASIKORN ASSET MANAGEMENT Co., Ltd., we are in the process of establishing the "K-SME Venture Capital Fund". The fund is expected to be in operation by July this year.
2. **A: Advice.** In cooperation with the Bank's alliance partners, we are developing business advisory and consulting services for SMEs. For example, the Bank and the Institute for Small and Medium Enterprise Development are working on a "Business Competitiveness Diagnosis" project; and with Kenan Institute Asia (K.I.Asia), we are in the process of rolling out the Logistics and Supply-chain Management Consulting Project for SMEs.
3. **R: Research.** The Bank has compiled useful research studies covering SME business operations in various industries, in addition to providing the "SME Inspire" magazine. All of these efforts are made with an aim of equipping our current and potential SME customers with up-to-date knowledge to help them conduct their business.
4. **E: Education.** In cooperation with Chulalongkorn University, we are planning various training courses for SME business operators. Of note is an educational program for sustainable business management for SMEs.

❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of March 31, 2007, compared to the end of 2006 – is shown as in the following:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total	Loans		Change	
	SME Business Loans	Mar. 31, 2007	Dec. 31, 2006*	Million Baht	Percent
SME Business Loans	**100.00**	**256,350**	**254,314**	**2,036**	**0.80**
Customer Segment					
Small and Medium Business	87.44	224,149	222,982	1,167	0.52
Micro Business	12.56	32,201	31,333	868	2.77

Note: * Revised to reflect regrouped customers.

As of the end of March 2007, SME business loans, as supervised by the SME Business Division, totaled Baht 256,350 million, rising by Baht 2,036 million, or 0.80 percent, over the end of 2006. This was due to loan growth in the Small and Medium Business segment.

SME Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Mar. 31, 2007	Dec. 31, 2006*	Million Baht	Percent
SME Business Loans	**100.00**	**256,350**	**254,314**	**2,036**	**0.80**
Product Group					
Domestic Credit Products	94.60	242,520	241,100	1,419	0.59
Trade Finance	5.40	13,830	13,214	616	4.66

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of March 2007, domestic credit products reported the highest loan extension, totaling Baht 1,419 million over the end of 2006. However, in terms of over-quarter percent change, trade finance loans showed the highest growth at 4.66 percent, followed by 0.59-percent growth in domestic credit products, particularly in processed agricultural products, as well as construction material, and vehicle and equipment businesses.

3.3 Retail Business Operations

❑ Changes in the Operating Environment

The economic slowdown and deteriorating consumer confidence during the first quarter of 2007 affected the credit card business in general, as evidenced by slowing card spending and cash advance volumes. In tandem with this downbeat business climate, marketing and promotional activities by card providers, as well as the use of price competition in the card-accepting business, became less intense.

As for deposit and fee-based income products, commercial banks moved their deposit rates downward following cuts by the Bank of Thailand, while competition for savings through special deposit products lessened in degree as well. In the area of mutual fund business, the downward interest rate trend resulted in the offering of funds investing in short-term public-sector debt securities. However, price competition and fee reductions remained as strong as ever in the mutual fund business.

Bancassurance business was also plagued by the economic slowdown and political uncertainty that caused insurance companies to adjust their business strategies by expanding marketing activities into the provinces, in addition to paying more attention to middle- and lower-income customer segments. As for electronic banking services, commercial banks – in cooperation with their business alliances – continued to expand customer bases and transaction volumes, especially via internet banking services. Meanwhile, banks continued to face competition from telecommunication service providers for payment services.

❑ Business Operations in the First Quarter

During the first quarter, the Bank's progress in product and service developments, identified by customer segments, product groups, as well as sales and service channels, included the following:

Customer Segment

- **Signature**

Amid the economic slowdown and declining interest rate trend in the first quarter, as well as higher competition, the Bank gave more emphasis to providing investment solutions that better meet the financial needs of this group of customers. At the same time, seminars on investments and economic conditions were held to update customers on the current situation and foster closer relationships. These were provided in addition to subscriptions to the Bank's "Wisdom of Wealth" magazine given to Signature customers. In addition, two new "Signature Exclusive Centers" were opened in the first quarter, bringing the total to four, while a "Signature Smart Queue" system was put in place for faster service and greater convenience for customers.

- **Middle Income**

Traditionally, this customer segment has been important to banks, both in business volume and the number of customers, resulting in high competition. Following thorough studies on customers' financial needs, the Bank has begun to offer KASIKORNBANKGROUP Product Packages to meet customers' varying needs based on age and other characteristics. Promotional and marketing activities have also been held to boost product awareness and increase our customer base. At the same time, attention has been paid to business expansion costs to ensure the highest efficiency. We believe that the Bank's strategy will help differentiate our products and maintain market leadership amid intense competition.

- **Mass**

In meeting this segment's needs, the Bank has utilized the latest technological advancements for faster and more convenient service. Under our "Hi-Tech, Hi-Touch" concept, many pilot projects have been launched to attract customers to the Bank's wide range of services provided through our ATMs. Promotional and marketing activities have been organized to promote customers' awareness of our electronic banking services, particularly K-mAlert and KmPay. Also, in cooperation with telecommunication service providers, customers can, in real-time, make payments on their mobile phone monthly charges through our ATMs.

Product Group

- **Consumer Loans**

Amid the slowdown in the property sector during the first quarter of 2007 as a result of declining consumer confidence, the Bank continued to move forward with the launch of several promotional campaigns in cooperation with our alliance partners in that sector. Many of these campaigns were launched at various property and housing exhibitions. Of note were the special privileges provided for our Home Smiles Club members. Our efforts resulted in above-target loan extensions in the first quarter. In the personal loan business, we launched "K-Loan for Better Life", which is a personal loan product with attractive interest rates for employees of companies who use the Bank's payroll services.

- **Credit Cards**

As the first quarter is known to be a spending season due to holidays such as the calendar New Year and Chinese New Year, the Bank took this opportunity to organize various marketing campaigns to increase our customer base and encourage credit card spending, especially at leading department stores. To maintain our market

share and meet customers' needs, we also expanded our customer base to reach new prospects, such as physicians and attendees of important events.

In the card-accepting business, we rolled out "SmartPay Phase II", coming with more convenient payment periods of 2-10 months, compared to the usual terms of 3, 6, or 9 months. A more flexible fee structure is also offered to retail merchants or dealer stores for greater convenience in settling fees with their suppliers. The "Dynamic Currency Conversion" system is also in development to support the Bank's multi-currency card acceptance service, particularly at hotels, hospitals and with tourism-related businesses. This new service should be ready by April this year.

- **Deposits and Fee-based Income**

We launched "K-BE Investment" products with maturities of 3 and 6 months between March 7 and April 12. These investment products not only helped us to compete for deposits, but also provided more savings alternatives to the general public.

In the ATM and debit card business, the Bank raised the withdrawal ceiling on our ATM cards from Baht 20,000 to Baht 50,000 per day, and from Baht 100,000 to Baht 200,000 for debit cards. Initial and annual fees (for the first year) were also waived for customers who change their ATM cards into debit cards. Besides this, various promotional campaigns were organized, with customers being encouraged to send in SMS entries for prize drawings, which helps promote card spending.

- **Mutual Fund Business**

During the first quarter, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., launched the new "Ruang Khao Thanarath 03" open-ended fund, which will invest in government debt securities. Eight debt securities funds were also rolled over in response to customer demand.

- **Bancassurance Business**

During the first quarter, the Bank launched several new life insurance products, including the "Pro Saving 610" and "Pro Saving 20/20" plans, which are short- and long-term insurance products, respectively. The "Pro Retirement" plan, which is a product for customers planning for their retirement, and "Credit Shield" plan, which is a low-fee life insurance product for credit card customers, were also introduced. At the same time, several marketing and promotional campaigns were launched through our branch network. For example, sales competitions in non-life insurance products were held with our staff competing nationwide.

Sales and Service Channels

- **Branch Network**

To better serve our customers in all segments, the Bank opened eight new branches in the first quarter of 2007, three in Bangkok and the metropolitan area and five upcountry. In addition, three "K Lobby" stations – electronic branches equipped with ATMs, cash deposit and passbook update machines – were opened in department stores and hypermarts. These branch outlets were in addition to the Bank's new "Signature Exclusive Centers" opened in the first quarter as mentioned earlier.

- **Foreign Exchange Booths**

In the first quarter, mobile booths were put into service at key tourist destinations, especially in the South and Bangkok, further enhancing our sales capability.

- **K-Contact Center**

During the first quarter, services provided by the K-Contact Center serving all segments of customers were further improved, as follows:

1. **Mass, Middle Income, and Micro Business Customers:** Service procedures have been upgraded with customers now being able to make direct contact with our K-Contact Center personnel, resulting in faster and more convenient service. Of note were also the Bank's "Smart Value Choice" cash rebate program, Visa Electron Inquiry (VEIQ) service and the Bank's Anti-Attrition Program assuring full customer satisfaction.
2. **Signature Customers:** The Bank has used the K-Contact Center to inform customers of our promotional activities and their privileges, as well as disseminate useful information and tips for their business operations.
3. **Small and Medium Business Customers:** Through our K-Contact Center, customers are informed of the Bank's products and services that meet their financial needs, including "K-Klean Credit", "K-Max", "K-P/O & Invoice Financing", "K-SME Loan Plus 2" and "K-Credit Plus".
4. **Corporate Customers:** The Bank has developed products under the "K-Corporate Solution Service", through which corporate customers are able to inquire about their credit balances or request copies of receipts and financial statements, as well as get an update on their current transactions without having to visit our branches. We also use this channel to promote other services such as "K-Cash Connect".

- **Electronic Banking Services**

Our electronic banking services are provided through four main channels including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATM

As of March 2007, the number of the Bank's ATMs came to 3,239 units, up from 3,130 units as of year-end 2006. The Bank's ATMs have been upgraded to support cards issued by the Malaysian Electronic Payment System (MEPS) without having to go through the VISA network. At the same time, customers are now able to use the Bank's ATM cards in Malaysia for greater convenience. The Bank is also upgrading our ATM interface for higher efficiency, enabling our ATMs to support more new services in the near future.

1.2 K-CDM

The Bank's Cash Deposit Machines, as of March 2007, totaled 293 units, up from 270 units at the end of 2006.

1.3 K-PUM

The Bank's Passbook Update Machines, as of March 2007, equaled 593 units, close to those in service at the end of 2006.

In addition to installing new ATMs, CDMs and PUMs, the Bank has closely monitored our electronic banking facilities to ensure the highest operational efficiency and convenience for our customers. Rankings on service are also conducted and reviewed every six months, and preventive measures are implemented to guarantee smooth operations and services to customers.

2. Internet Banking

2.1 K-Cyber Banking

By the end of the first quarter, the number of users of the Bank's K-Cyber Banking service for individual customers had increased 20.91 percent over the end of 2006.

2.2 K-BizNet

The number of customers with our K-BizNet service for small businesses, as of March 2007, had registered a growth rate of 7.21 percent over the end of 2006.

In the first quarter, the Bank's IT network was upgraded for greater stability, making it ready for a rising number of users and transactions. At the same time, security has been tightened to prevent fraudulent activities. All of these efforts are to make sure that our internet banking services will be reliable, secure and trouble-free.

2.3 K-mPay

During the first quarter, the Bank's K-mPay service witnessed growth of 10.78 percent over the end of 2006. This growth was attributable to the Bank's promotional and marketing activities, especially those held with telecommunication service providers and other alliance partners.

2.4 K-Payment Gateway

The Bank's payment service for online business recorded growth of 18.67 percent over the end of 2006 in the number of stores using our services. Marketing activities and seminars were organized with the aim of educating business customers on the topic of online business and the Bank's complete service solutions. Besides this, exhibition booths were run by the Bank, in cooperation with government agencies, to promote online income tax filing and other services.

❑ Financial Position

- **Loans**

Retail Business Loans Classified by Product

(Units: Million Baht)

	Percent of Total Retail Business Loans	Loans		Change	
		Mar. 31, 2007	Dec. 31, 2006	Million Baht	Percent
Retail Business Loans	**100.00**	**95,977**	**93,202**	**2,775**	**2.98**
Housing Loans	79.08	75,894	73,526	2,368	3.22
Credit Card Loans	15.81	15,177	15,102	75	0.50
Consumer Loans	5.11	4,906	4,574	332	7.24

As of March 31, 2007, the total retail business loans under the supervision of the Retail Business Division totaled Baht 95,977 million, increasing by Baht 2,775 million, or 2.98 percent, over the end of 2006. Housing loans showed the largest value of loan growth. In terms of over-quarter percent change, consumer loans had the highest expansion at 7.24 percent.

- **Deposit Products**

Proportion of Deposits Classified by Product Group
(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Mar. 31, 2007	Dec. 31, 2006	Million Baht	Percent
Total Deposits	**100.00**	**614,106**	**608,424**	**5,682**	**0.93**
Current Accounts	2.00	12,285	12,651	(366)	(2.89)
Savings Accounts	41.80	256,701	265,414	(8,713)	(3.28)
Fixed-Term Deposit Accounts	56.20	345,120	330,359	14,761	4.47
From 3 months to less than 6 months	28.75	176,549	163,867	12,682	7.74
From 6 months to less than 1 year	16.26	99,827	101,981	(2,154)	(2.11)
From 1 year to less than 2 years	10.37	63,663	59,582	4,081	6.85
2 years or more	0.82	5,081	4,929	152	3.08

As of March 31, 2007, the Retail Business Division's total deposits amounted to Baht 614,106 million, rising by Baht 5,682 million, or 0.93 percent, over the end of 2006. This was attributable to an increase in fixed-term deposits, especially in tenors of three months to less than six months.

3.4 Capital Markets Business Operations

❑ Changes in the Operating Environment

In the first quarter of 2007, the Thai government bond yield curve became steeper following the Bank of Thailand interest rate cuts, which caused short-term yields to ease more than long-term yields. However, long-term debentures have received support from demand by investors who expect further interest rate cuts by the authorities and a relatively small supply of debt securities as potential issuers have decided to wait for interest rates to move lower. This has caused demand for debentures to clearly outstrip supplies.

Following the BOT's 30 pe.:cent reserve requirements on short-term foreign capitals announced on December 18, 2006, the Baht weakened briefly in the last week of the month before resuming its upward trend during January to the third week of March 2007. This rapid rise of the Baht has prompted the BOT to intervene by issuing a request, via the Thai Banker's Association, asking commercial banks to maintain their foreign exchange positions equal to those at the beginning of the year. This measure has lent some stability to the Baht, causing the currency to hover around Baht 35.00 per U.S. Dollar.

❑ Business Operations in the First Quarter

Highlights of the Bank's operations in the first quarter, classified by product types, included the following:

- **Corporate Finance**

Despite the slowing debenture issuance activities during the first quarter, the Bank's corporate finance business has continued to expand, especially in funding arrangements for corporate customers via debentures and loans, in both short and long-term maturities. Meanwhile, we continue to provide liquidity services to customers by engaging in transactions in the secondary market for debentures. Structured notes have also been offered as an investment alternative for investors. Due to our leadership in the secondary market for debentures, the Bank was honored with the "Dealer of the Year 2006 Award" by the Thai Bond Market Association.

- **Currency and Interest Rate Risk Management Products**

Despite intervention measures implemented by the BOT, the foreign exchange situation remains uncertain, prompting exporters and importers to seek protection using the Bank's currency risk management products. Through our wide range of products, especially foreign exchange options, we have witnessed an over-year increase in income from currency risk management. At the same time, the downward trend in interest rates has prompted customers to hedge their interest rate risks, which has resulted in over-year growth in our fee income on this business, as well.

3.5 Treasury Operations

❑ Changes in the Operating Environment

During the first quarter of 2007, the Bank of Thailand's Monetary Policy Committee began to ease their interest rate policy. Since January 17, the BOT has put in place a new benchmark 1-day repurchase rate, replacing the 14-day repurchase rate, and set it at 4.75 percent, down from 4.9375 percent at the end of 2006. On February 28, the benchmark rate was trimmed further to 4.50 percent. Meanwhile, the U.S. Federal Reserve held their key Fed Funds rate at 5.25 percent during the first quarter.

As for commercial banks, competition for deposits has lessened in degree, especially when compared to the period of upward interest rates during 2004-2006. Commercial banks' deposit and lending rates have been cut, following the lead of the BOT. By the end of the first quarter, long-term deposit rates were cut by 0.75 percent from their levels at the end of 2006, while lending rates were cut by 0.25 percent.

As for the Baht, the BOT has eased their stance on the Unremunerated Reserve Requirement measures implemented in December 2006. On January 29, borrowings from abroad were given the option of undertaking full hedging or placing reserves with the BOT. On March 15, the same option was given to foreign investments in debentures and mutual funds. In addition, the Bank of Thailand, through the Thai Bankers' Association, sought cooperation from commercial banks in maintaining their foreign exchange positions equal to the beginning of the year, in addition to providing daily reports on foreign currency transactions to the BOT.

❑ Business Operations in the First Quarter

In addition to managing liquidity and interest rate risk for the operations of KASIKORNBANKGROUP's various business units, we managed our investment portfolios in response to the downward interest rate environment and in line with the Bank's policies, as well as governing authorities' rules and regulations. Our foreign

exchange transactions also fully comply with the BOT's request to maintain foreign exchange position. At the same time, we continue to monitor the foreign exchange situation closely, and are ready for any changes in regulations that might take place in the future.

❑ Financial Position

As of the end of March 2007, the total investments of the Central Treasury Department were Baht 167,032 million, decreasing by Baht 29,291 million, or 14.92 percent, from the end of 2006. Investments in the money market accounted for 50.36 percent of the total investments, while investments in the capital market accounted for the remaining 49.64 percent.

Central Treasury Department Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	Q1-2007	Q4-2006	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	51.85	1,050	1,410	(360)	(25.54)
Investments	48.15	975	1,010	(36)	(3.53)
Total	**100.00**	**2,025**	**2,420**	**(396)**	**(16.35)**

Note: * The figures above are managerial figures.
** Including loans.

In the first quarter of 2007, the Central Treasury Department earned a total interest and dividend income of Baht 2,025 million, decreasing by Baht 396 million, or 16.35 percent, from the fourth quarter of 2006. This was mainly attributable to decreasing liquidity in a volatile market and the downward interest rate trend during the first quarter.

4. Risk Management and Risk Factors [1]

4.1 Credit Risk Management

In the first quarter, the Bank's Credit Policy Department shifted emphasis to credit risk management within KASIKORNBANKGROUP, with the aim of implementing unified standards in credit policies and credit procedures. We have restructured the organization internally so that credit applications and approval procedures are under separate lines of authority, for a better check-and-balance credit system. Credit approval procedures have also been streamlined for faster decision-making within acceptable risk levels. End-to-end credit processes have also been established for full compliance with the Bank of Thailand's new Consolidated Supervision framework. Furthermore, preparations have been made and systems have been set up so that our staff can access credit data within the Bank and KASIKORNBANKGROUP for more efficient risk management. Credit portfolios are also being managed in a consolidated manner for all of KASIKORNBANKGROUP.

- **Outstanding Loans**

As of March 31, 2007, the Bank's consolidated outstanding loans stood at Baht 685,375 million, increasing by Baht 7,615 million, or 1.12 percent, over Baht 677,760 million at the end of 2006.

As of March 31, 2007, 59.87 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 32,581 million, or 4.78 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for Baht 420,580 million, or 61.72 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 38.28 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 62.88 percent of the Bank's total loans.

[1] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2006.

The Bank's Consolidated Lending Portfolio - Profile



Less than 20 MB
Over 20 MB
Credit Amount
As of March 31, 2007
40.13
59.87
As of December 31, 2006
40.17
59.83
Business entities
Individual
Type of Customer
As of March 31, 2007
61.72
38.28
As of December 31, 2006
61.50
38.50
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of March 31, 2007
62.88
37.12
As of December 31, 2006
64.04
35.96
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of March 2007 and December 2006, is depicted in the following:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)



As of March 31, 2007
Others 7.60 %
Agricultural & Mining 3.02 %
Housing Loans 11.60 %
Utilities & Services 9.24 %
Real Estate & Construction 6.36 %
Manufacturing & Commerce 62.18 %
As of December 31, 2006
Others 8.11 %
Agricultural & Mining 2.90%
Housing Loans 11.43 %
Utilities & Services 9.44 %
Real Estate & Construction 6.37 %
Manufacturing & Commerce 61.75 %

- **Non-Performing Loans**

As of March 31, 2007, the Bank's consolidated NPLs stood at Baht 49,048 million, equal to 7.14 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 41,351 million, accounting for 6.05 percent of the total outstanding credit, including that of financial institutions. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Mar. 31, 2007	Dec. 31, 2006
The Bank's consolidated NPLs	49,048	46,495
Percent of total outstanding credit, including that of financial institutions	7.14	6.84
The Bank's NPLs	41,351	38,291
Percent of total outstanding credit, including that of financial institutions	6.05	5.67

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances for such loans are deducted.
- The ratio of net NPLs to total loans after deducting allowances for such bad loans.

As of March 31, 2007, the Bank's consolidated net NPLs stood at Baht 25,692 million, equal to 3.87 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 21,998 million, accounting for 3.31 percent of the total outstanding credit, including that of financial institutions. These net NPL figures are shown in the table below.

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Mar. 31, 2007	Dec. 31, 2006
The Bank's consolidated net NPLs	25,692	27,282
Percent of total outstanding credit, including that of financial institutions	3.87	4.13
The Bank's net NPLs	21,998	20,886
Percent of total outstanding credit, including that of financial institutions	3.31	3.17

In the first quarter of 2007, the Bank and our AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 4,484 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 4,293 million. The details of debt restructuring and losses from debt restructuring as of the end of March 2007 and December 2006 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Quarter Ending	Mar. 31, 2007	Dec. 31, 2006
Debt restructuring of the Bank and our AMC	4,484	7,641
Losses from debt restructuring	99	1,827
Debt restructuring of the Bank	4,293	7,063
Losses from debt restructuring	90	1,668

- **Allowances for Doubtful Accounts and Revaluation Allowances for Debt Restructuring**

As of March 31, 2007, the Bank's consolidated allowances for doubtful accounts and revaluation allowances for debt restructuring totaled Baht 33,272 million. This amount was equivalent to 121.90 percent of the level required by the BOT. As for the Bank-only allowances for doubtful accounts, the amount stood at Baht 28,618 million, which was equivalent to 120.09 percent of the level required by the BOT.

- **Foreclosed Properties**

As of March 31, 2007, the Bank's consolidated foreclosed properties had a cost value of Baht 18,101 million, accounting for 1.92 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 13,121 million, accounting for 1.39 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 2,161 million, accounting for 11.94 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,695 million, accounting for 12.92 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of March 2007 and December 2006, are shown below.

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Mar. 31, 2007	Dec. 31, 2006
Consolidated foreclosed properties	18,101	18,727
Percent of total assets	1.92	2.00
Allowances for impairment of consolidated foreclosed properties	2,161	2,232
Percent of consolidated foreclosed properties	11.94	11.92
Bank-only foreclosed properties	13,121	13,435
Percent of total assets	1.39	1.43
Allowances for impairment of Bank-only foreclosed properties	1,695	1,796
Percent of Bank-only foreclosed properties	12.92	13.37

- **Phethai Asset Management Company Limited**

As of March 31, 2007, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 59,774 million, or 80.76 percent of the total initial unpaid principal balance, with an expected recovery rate of 50.00 percent. The details of NPL resolutions and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31, 2006
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	59,774	55,794	50,987	49,910	48,786
Percent of the total initial unpaid principal balance	80.76	75.44	68.94	67.43	65.92

4.2 Liquidity Risk Management

The Bank has made necessary adjustments to our liquidity risk management following the BOT's new monetary policy framework implemented in January 2007. In addition, preparations have been made for changes in the Bank's liquidity management operations following the BOT's move to close down the central bank's repurchase market by year-end 2007.

Also, we have adopted a more proactive liquidity risk management strategy in which consideration is given to all key factors – including liquidity needs caused by changes in new regulations and the maintenance of liquidity for the operations of various business units, both in normal and emergency situations. In addition, we have improved our early warning system for better liquidity risk assessment. We believe that our efforts will not only result in more cost-effective liquidity maintenance, but also enable us to better monitor and maintain liquidity to meet demand in all situations.

4.3 Other Risk Management

- **Risks associated with Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of March 2007, the Bank's contingent obligations were Baht 77,557 million, compared to Baht 75,481 million at the end of December 2006.

- **Risks Incurred from Contractual Obligations on Derivative Instruments**

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of March 31, 2007, the Bank had

foreign exchange contracts on the purchase side of Baht 200,153 million, with Baht 307,717 million on the sales side, compared to Baht 199,041 million and Baht 308,301 million, respectively, at the end of December 2006. In addition, the Bank had interest rate contracts on the purchase side of Baht 245,679 million and Baht 234,418 million on the sales side, compared to Baht 228,869 million and Baht 212,955 million, respectively, at the end of December 2006.

- **Risks Related to Capital Adequacy**

As of March 31, 2007, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.43 percent, which is significantly above the BOT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation and BOT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

5. Operations of Support Groups

❑ Building an Effective, Performance-Based Organization

In the first quarter of 2007, the Bank continued with the building of a corporate culture focusing upon a performance- and competency-based organization further from 2006. Employee performance evaluations for 2006 have been carried out in a more systematic manner and have been linked to compensation, while individual targets for 2007 performance have been set in accordance with those of their respective operating units, as well as the overall goals of the Bank. In 2007, the Bank has achieved a mutual understanding with the Labor Union and therefore agreed to adjust our system of assessing individual bonuses to include not only the Bank's performance, but also other factors reflecting employees' individual work efforts.

Meanwhile, we have continued with internal programs to honor and distinguish exemplary employees who had demonstrated exceptional performance in 2006. These programs have been broadened to include all business and support units, while being divided into divisional and corporate levels, which are summarized in the following:

- Breakthrough Performance Awards 2006
  These awards are bestowed upon staff who have contributed greatly to interdepartmental program progress and success, thus enhancing the spirit of teamwork within the Bank.
- K Heroes – Stars of BSC 2006
  In order to encourage staff to put extra effort into meeting Balanced Scorecard (BSC) targets, the Bank presented this award to staff who were instrumental in helping their units achieve or surpass their BSC targets.
- Star Awards 2006
  The Star Awards 2006 are bestowed upon staff who have displayed outstanding performance in the various business divisions. In 2006, the competition was broadened to include the support divisions, in addition to business units, to stimulate superior individual performance throughout the organization.

❑ IT Outsourcing

In the first quarter of 2007, the Bank furthered development of our IT systems in continuation from the year 2006, where in particular, the data transfer rate of our WAN (Wide-Area Network) system between Rat Burana Headquarters and Processing Center Co., Limited (PCC) on Silom Road was substantially increased as part of implementation of our Disaster Recovery Plan covering ATMs.

Aside from that, we also performed a Citrix system software upgrade to facilitate and greatly improve data communications between our Headquarters and branches. It allows much faster connections over the Internet via Lotus Notes than before. We also added a considerable number of servers, and undertook additional corporate software licensing to support the heavier flow of such communications.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2007 First Quarter Operating Performance* (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205	Bangkok	Asset Management	800,000,000	800,000,000	100.00	Ordinary	(10,663,185)
Investment in Subsidiary Companies under KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1144 Fax. 0-2270-1218	Bangkok	Services	100,000	100,000	100.00	Ordinary	(913,963)
2. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,274	100.00	Ordinary	76,794,961
3. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	(20,271,070)
4. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2276-9710	Bangkok	Lending Services	1,600,000	1,600,000	100.00	Ordinary	34,689,882
5. KASIKORN LEASING CO.,LTD. Tel. 0-2696-9999 Fax. 0-2696-9988	Bangkok	Lending Services	90,000,000	90,000,000	100.00	Ordinary	(11,174,589)
Investment in Selected Suppliers**							
1. PROGRESS GUNPAI CO., LTD. Tel. 0-2273-3900 Fax. 0-2270-1262	Bangkok	Services	200,000	200,000	100.00	Ordinary	13,101,203
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2225-2021	Bangkok	Services	230,000	230,000	100.00	Ordinary	1,203,724
3. PROGRESS LAND AND BUILDINGS CO., LTD. Tel. 0-2275-1880 Fax. 0-2275-1889	Bangkok	Real Estate Development	13,200,000	13,200,000	100.00	Ordinary	4,140,601
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3288-91 Fax. 0-2273-3292	Bangkok	Services	50,000	50,000	100.00	Ordinary	1,680,688
5. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2225-1880 Fax. 0-2275-1889-91	Bangkok	Services	60,000	60,000	100.00	Ordinary	605,716

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2007 First Quarter Operating Performance* (Baht)
6. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900-1 Fax. 0-2225-5654-5	Bangkok	Services	100,000	100,000	100.00	Ordinary	14,557,951
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	1,571,047
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	3,194,722
9. PROGRESS HR CO.,LTD. Tel. 0-2270-1070-6 Fax. 0-2270-1068-9	Bangkok	Services	10,000	10,000	100.00	Ordinary	4,432,015
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5420 Fax. 0-2-888-8882	Bangkok	Services	40,000	40,000	100.00	Ordinary	639,879
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2273-3654-6 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	(8,029,815)
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	100,000	30,000	30.00	Ordinary	27,416,821
2. N.C.ASSOCIATE CO.,LTD. Tel. - Fax. -	Bangkok	Trading	10,000	2,823	28.23	Ordinary	-
3. RURAL CAPITAL PARTNERS CO.,LTD. Tel. 0-2318-3958 Fax. 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(101,222)
4. PROGRESS INFORMATION CO.,LTD. Tel. 0-2642-7242 Fax. 0-2642-7243	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(3,687,417)
5. M GRAND HOTEL CO.,LTD. Tel. - Fax. -	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.
** Selected Suppliers are the Bank's subsidiary companies that cooperate with and/or support the Bank's business operations.

www.kasikornbankgroup.com

K-Contact Center 0 2888 8888

END